

NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-



June 10, 2003

VIA FEI 03022649

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 11 2003
WASH, D.C.
SECTION

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

Encl.

United States SEC filing
June 10, 2003

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Correspondence with Securities Commissions

1. Confirmation of Mailing-Interim Financials - March 31, 2003
2. Material Change Report dated May 26, 2003
3. Notice of Current AIF – May 20, 2003
4. Annual Information Form for period ended December 31, 2002
5. Certificate of Dissemination to shareholders of 2003 proxy material and Annual Financial statements – dated May 20, 2003
6. Consent of other experts re: AIF dated May 20, 2003
7. Confirmation of review by audit committee re: Change of Auditor – dated May 20, 2003
8. Letter from former auditor dated May 20, 2003
9. Letter from successor auditor dated May 20, 2003
10. Notice of Change of Auditor
11. Certificate of Officer
12. Form 13-501F1
13. Report on the number of securities distributed in Quebec – dated May 20, 2003
14. Technical Report
15. Material Change Report dated May 9, 2003

B. Financials

1. First Quarter Report for period ended March 31, 2003
2. Annual Report with Annual Consolidated Financial Statements for period ended December 31, 2002

C. Annual General Meeting

1. Notice of Annual and Extraordinary General Meeting
2. Information Circular
3. Form of Proxy
4. Return Card



D. Press Releases

1. Northern Orion First Quarter Results – dated May 30, 2003
2. Northern Orion Announces Closing of Special Warrant Financing – dated May 29, 2003
3. Northern Orion Announces Private Placement Pricing and Underwriting Agreement for up to US$80 Million – dated May 16, 2003
4. Endeavour Mining Closes Loan Facility – dated May 12, 2003
5. Northern Orion Closes Agua Rica Acquisition – May 9, 2003



NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212



May 30, 2003

To: All Canadian Commissions and Agencies

Dear Sirs:

Re: Quarterly Report for the Period Ended March 31, 2003

Today, Northern Orion Explorations Ltd. (the "Company") mailed the following material to shareholders appearing on the Company's supplemental mailing list:

1. Consolidated Financial Statements for the period ended March 31, 2003; and
2. First Quarter Report with Management Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2003.

Sincerely,

"RODRIGO A. ROMO"

Rodrigo A. Romo
Legal Assistant
for **NORTHERN ORION EXPLORATIONS LTD.**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3153

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

May 16, 2003

Item 3. **Press Release**

May 16, 2003

Item 4. **Summary of Material Change**

Northern Orion announces Private Placement pricing and Underwriting Agreement for up to US$80 million.

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Telephone: (604) 689-9663

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

May 26, 2003
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



NORTHERN ORION EXPLORATIONS LTD.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Friday, May 16, 2003 **NEWS RELEASE** NNO – TSE

Northern Orion Announces Private Placement Pricing and Underwriting Agreement for up to US$80 million

VANCOUVER, B.C., May 16, 2003 -- Northern Orion Explorations Ltd (TSX: NNO) ("Northern Orion") is pleased to announce that it has signed an underwriting agreement with respect to the previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. issuing US$65 million of Special Warrants subject to a US$15 million over- allotment option subject to shareholder and regulatory approvals and other third party consents.

The issue consists of approximately 683 million units of the Company at $0.13 per unit, each unit consisting of one common share and 1/2 warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for a period of up to five years.

Proceeds of the private placement will be used to fund the previously announced purchase of the 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million with Wheaton River Minerals Ltd ("WRM"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price, such deferred amount bearing interest at LIBOR + 2%. On closing, NNO and WRM will each acquire from Rio Algom a net 12.5% interest in Alumbrera.

The acquisition of 12.5% of Alumbrera moves NNO directly into the mid- tier copper production ranks. As a result of the low operating costs and mature nature of the Alumbrera operation, NNO expects to benefit from a substantial cash flow stream over the next 10 years. This cash could be applied to bringing Agua Rica into production without further equity dilution. NNO will add reserves of 523 million pounds of copper and 887,000 ounces of gold from Alumbrera to its substantial copper and gold resource base.

In conjunction with the 12.5% interest in the Alumbrera copper-gold mine purchased by the Company, NNO owns 100% of Agua Rica, located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

David Cohen, President and CEO

Northern Orion Explorations Ltd.

For further information:

Investor Relations: Vanguard Shareholder Solutions Inc.
Tel: 1-866-608-9970
Email: ir@vanguardsolutions.ca



NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

May 20, 2003

VIA SEDAR

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
NOVA SCOTIA SECURITIES COMMISSION
REGISTRAR OF SECURITIES, PRINCE EDWARD ISLAND
OFFICE OF THE ADMINISTRATOR OF SECURITIES, NEW BRUNSWICK
SECURITIES DIVISION, DEPARTMENT OF JUSTICE, NEWFOUNDLAND
YUKON SECURITIES COMMISSION
NORTHWEST TERRITORIES SECURITIES COMMISSION
NUNAVUT SECURITIES COMMISSION

Dear Sirs:

Re: Northern Orion Explorations Ltd. (the "Issuer")
Notice of Current AIF Pursuant to Subsection 3.1(2) of MI 45-102

This letter is filed in accordance with subsection 3.1(2) of Multilateral Instrument 45-102 ("MI 45-102").

We hereby advise that a "current AIF" as defined in MI 45-102, has been filed in the form required by Form 44-101F1 in all provinces and territories of Canada by the Issuer, who is not eligible to use NI 44-101, and contains audited financial statements for the Issuer's most recently completed financial year. The "current AIF" was filed under SEDAR project number 542586.

Yours truly,

(signed)
Rodrigo A. Romo
Legal Assistant
for NORTHERN ORION EXPLORATIONS LTD.

B

NORTHERN ORION EXPLORATIONS LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2003 and 2002
(Unaudited – prepared by management)

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets
(Expressed in Thousands of Canadian Dollars, except per share amounts)
(Unaudited – prepared by management)

	March 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 4,103	$ 539
Marketable securities (note 3)	93	142
Due from related parties (notes 5(b) and 6)	16	25
Accounts receivable	303	230
Prepaid expenses	70	--
	4,585	936
Plant and equipment (note 4)	2,186	2,187
Mineral property interests (note 4)	81,124	81,094
	$ 87,895	$ 84,217
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 670	$ 428
Due to related parties (note 6)	55	--
	725	428
Provision for reclamation obligations	40	40
Future income taxes	24,485	24,485
	25,250	24,953
Shareholders' equity		
Share capital (note 5)	162,417	158,635
Contributed surplus (note 5)	885	115
Deficit	(100,657)	(99,486)
	62,645	59,264
	$ 87,895	$ 84,217

Continuing operations (note 1)
Subsequent events (notes 3, 4(b)(i) and 9)
Commitments (note 9)

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board:

"David W. Cohen"
Director

"Stephen J. Wilkinson "
Director

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Interim Statements of Operations and Deficit
(Expressed in Thousands of Canadian Dollars, except per share amounts)
Three months ended March 31, 2003 and 2002
(Unaudited – prepared by management)

	2003	2002
Expenses		
Depreciation and depletion	$ 1	$ --
Foreign exchange (gain) loss	(20)	2
Office and administration (note 6)	230	107
Professional and consulting (note 6)	985	173
Property administration costs	--	35
Severance and restructuring costs	10	154
	1,206	471
Gain on sale of shares	(27)	--
Interest income	(8)	(3)
Loss for the period	(1,171)	(468)
Deficit, beginning of period, as previously reported	(99,486)	(97,411)
Adjustment for stock-based compensation	--	(83)
Deficit, end of period	$ (100,657)	$ (97,962)
Loss per share - basic	$ (0.01)	$ (0.00)
Loss per share – fully diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding - basic	189,045,366	114,148,000

See accompanying notes to consolidated financial statements.

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Interim Statements of Cash Flows
(Expressed in Thousands of Canadian Dollars, except per share amounts)
Three months ended March 31, 2003 and 2002
(Unaudited – prepared by management)

	2003	2002
Cash provided by (used for):		
Operations:		
Loss for the period	$ (1,171)	$ (468)
Items not involving cash		
Depreciation and depletion	1	--
Gain on sale of shares	(27)	--
Stock-based compensation	770	--
	(427)	(468)
Changes in non-cash operating working capital		
Accounts receivable	(73)	(14)
Due to/from related parties	64	40
Proceeds on sale of marketable securities	76	--
Prepaid expenses	(77)	3
Accounts payable and accrued liabilities	242	86
	(195)	(353)
Investments:		
Mineral property interests	(23)	86
Financing:		
Common shares issued for cash	3,782	500
Increase in cash and cash equivalents during the period	3,564	233
Cash and cash equivalents, beginning of period	539	387
Cash and cash equivalents, end of period	$ 4,103	$ 620
Supplementary information:		
Non-cash investing and financing transactions:		
Interest capitalized to mineral property interests	$ --	$ 99
Interest and taxes paid	--	--
Interest received	--	--

See accompanying notes to consolidated financial statements.

1. Interim consolidated financial statements:

Northern Orion Explorations Ltd. ("the Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2002.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt. The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing (notes 5 and 9) to ensure that the Company is able to meet its liabilities and commitments as they come due. There can be no assurance that required funding would be available on an economic basis.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production. Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2. Significant accounting policies:

(a) Loss per common share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercises of dilutive stock options are applied to repurchase common shares at the average market price for the period.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

3. Significant accounting policies (continued):

(b) Stock based compensation:

The Company has a share option plan described in note 5(c). Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method. For all other employee awards, the Company continues to follow the settlement method. Under the settlement method, no compensation cost is recognized when the awards are issued to employees. Any consideration paid by employees on exercise is credited to share capital. For such awards, the Company discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied. Under the fair value based method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award. For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period. Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost. Stock-based compensation of $770 was recorded in the three months ended March 31, 2003 (See note 5(c)).

3. Marketable securities:

The Company holds 136,500 common shares of International Barytex Resources Ltd. ("Barytex"), recorded at $41 and 200,000 common shares of Newport Exploration Ltd. ("Newport") recorded at $52.

During the three months ended March 31, 2003, 163,500 shares of Barytex were sold for a gain of $27. At March 31, 2003, the quoted market value of these shares was $61. Subsequent to March 31, 2003, the Company sold an additional 95,500 of these common shares for proceeds of $43.

The shares of Newport were received pursuant to an option agreement on the Mantua property (note 4(b)(iii)). At March 31, 2003, these shares have a quoted market value of $70.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4. Plant and equipment and mineral property interests:

(a) Plant and equipment:

	March 31, 2003			December 31, 2002		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	120	1	121	119	2
	$10,066	$ 7,880	$ 2,186	$10,066	$ 7,879	$ 2,187

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua. Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b) Mineral property interests:

2003	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2002	$ 74,291	$ --	$ 24,790	$ (17,987)	$ 81,094
Exploration and development expenditures (recoveries)	38	--	(8)	--	30
Balance, March 31, 2003	$ 74,329	$ --	$ 24,782	$ (17,987)	$ 81,124

(i) Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licences. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP Billiton") (70%). In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds are available to the Company to make further payments on the project. As a result, in fiscal 2001, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed. The dilution on the project to December 31, 2002, reduced the Company's interest in the project to a 28% interest (2001 – 29.12%).

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4. Plant and equipment and mineral property interests (continued):

Mineral property interests (continued):

On April 23, 2003, the Company entered into a definitive agreement with BHP Billiton to purchase its approximate 72% interest in the Agua Rica project for consideration of US$12.6 million of which BHP Billiton has agreed to defer US$9.0 million (the "Deferred Payment") without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003. The Deferred Payment will be secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage on certain of the core claims comprising the Agua Rica project.

(ii) San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina. The property consists of mining concessions and staked claims. The Company maintains an interest in the claims, but has previously written off all associated costs.

(iii) Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased. The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project. At December 31, 2002, subordinated debt of US$28 million is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf. The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Company entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company. Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar Mining Corporation ("Miramar"). Newport will assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A) Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration. In this case, Newport will assume US$20 million of the US$28 million subordinated debt owing to the Company by Geominera, leaving the Company with US$8 million of the subordinated debt;

NORTHERN ORION EXPLORATIONS LTD.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4. Plant and equipment and mineral property interests (continued):

Mineral property interests (continued):

(B) Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14 million of the subordinated debt owing to the Company by Geominera, leaving the Company with the remaining US$14 million subordinated debt; and

(C) All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the proceeds interest royalty to Miramar with respect to the Mantua project.

5. Share capital:

Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(a) Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 2000	89,430,601	$126,574
Shares issued:		
Private placement, cash less share issue costs	10,000,000	1,474
Conversion of convertible debenture	14,439,621	21,226
Balance, December 31, 2001	113,870,222	149,274
Shares issued for cash:		
Private placement, less share issue costs	8,333,333	470
Private placement, less share issue costs	20,000,000	1,946
Shares issued for other:		
Costs on issue of common shares	300,000	30
Conversion of promissory notes (note 5(e))	46,097,367	6,915
Balance, December 31, 2002	188,600,922	158,635
Shares issued for cash:		
Private placement, less share issue costs	40,000,000	3,782
Balance, March 31, 2003	228,600,922	$162,417

(Expressed in Thousands of Canadian Dollars, except per share amounts)

5. Share capital (continued):

(b) Share issuance:

On March 18, 2003, the Company completed a non-brokered private placement of 34,950,000 units at $0.10 per unit and 5,050,000 units at $0.115 per unit for gross proceeds of $4.1 million. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.13 until March 18, 2005. Financing fees of $240 were paid pursuant to a financing agreement. The proceeds from this private placement will be used to fund a portion of the initial payment to BHP Billiton and for general working capital purposes.

(c) Stock options:

The Company granted 8,900,000 stock options with an exercise price of $0.13 per share to employees and non-employees pursuant to the Company's stock option plan. These stock options expire on February 6, 2008, and vested immediately.

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 16,000,000 common shares. The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of grant. The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated. The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 16,000,000 stock options.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee stock-based compensation expense recognized using the intrinsic based method for the three months ended March 31, 2003, was $20. Employee stock-based compensation expense using the fair value method was $750.

A summary of the changes in stock options is presented below.

	Shares	Weighted Average Exercise Price
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	8,900,000	$0.13
Balance, March 31, 2003	15,600,000	$0.14
Available for exercise, March 31, 2003	14,750,000	$0.14

(Expressed in Thousands of Canadian Dollars, except per share amounts)

5. Share capital (continued):

The following table summarizes information about the stock options outstanding at March 31, 2003:

Range of Exercise Price	Number Outstanding and Exercisable at March 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.15	5,850,000	3.50 years	$0.15
$0.13	8,900,000	4.83 years	$0.13

(d) Warrants:

As at March 31, 2003, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
10,000,000	$0.200	April 27, 2003
500,000	$0.075	March 28, 2004
300,000	$0.110	July 23, 2004
20,000,000	$0.130	August 2, 2004
40,000,000	$0.130	March 18, 2005
70,800,000		

Subsequent to March 31, 2003, the 10,000,000 share purchase warrants with an expiry date of April 27, 2003, had their expiry date extended to December 31, 2003.

(e) Convertible promissory notes and debentures:

	2003	2002
Convertible promissory note	$ --	$ 6,915
Accrued interest on convertible promissory notes	--	351
Current portion of convertible promissory notes	--	(7,266)
	$ --	$ --

In fiscal 2001, the Company converted all amounts owing to Miramar, which included $2,000 in remaining principal on promissory notes that were due in 2001 and the balance on a convertible debenture into two promissory notes totalling $6,915. The convertible notes were convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share. The notes carried an interest rate at prime plus 2% per annum and were due on demand after June 30, 2002. During 2002, the notes were converted into 46,097,367 common shares of the Company and all interest accrued and unpaid at the conversion date was forgiven.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

6. Related party transactions and balances:

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Company paid consulting fees and expenses of $nil (2002 - $42) to a private company controlled by a director of the Company.

(b) The Company paid consulting fees and expenses of $63 (2002 - $84) to a private company controlled by an officer and director of the Company. At March 31, 2003, a balance of $7 is payable to this company.

(c) The Company paid consulting fees and expenses of $82 (2002 - $nil) to a private company controlled by an officer and director of the Company. At March 31, 2003, a balance of $18 (2002 - $nil) is payable to this company.

(d) The Company paid administrative expenses of $27 (2002 - $63) to a private company with a director and an officer in common with the Company. This private company provides office services and others administrative services on a full cost recovery basis. At March 31, 2003, $16 is receivable from this company.

(e) The Company paid legal fees of $50 (2002 - $39) to a law firm of which two officers are partners. At March 31, 2003, $30 is accrued and payable to this firm.

All related party transactions were recorded at the exchange amounts which are measured at fair value. The balances payable noted above are payable on demand without interest.

7. Financial instruments:

Financial instruments are recorded at cost. Fair value estimates are made at the balance sheet date, based upon relevant market information relating to the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgement. Changes in assumptions could significantly affect these estimates.

The fair value of financial instruments, comprising cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value due to their short term to maturity. The fair value of due from related parties is not readily determinable due to the related party nature and absence of a market for such instruments. The carrying value of marketable securities is disclosed in note 3.

8. Comparative figures:

Certain of the prior period's figures have been reclassified to conform to the current period's presentation.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

9. Subsequent events:

(a) Credit agreement:

On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (note 4), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3 million to fund a portion of the initial payment required to be made to BHP Billiton. The Loan is for a term of six months and will bear interest at 10% per annum. The Company has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project. Pursuant to the commitment letter, the Company issued to Endeavour Mining 3,000,000 warrants of the Company exercisable at a price of $0.15 to acquire one common share for two years from the date of issue. The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20 or if the amount outstanding is not paid by such date, at a price of $0.175 to May 8, 2004. The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Company. If the extension fee is paid in common shares that are subject to a hold period, the amount of is US$225. Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.

(b) Stock options:

On April 26, 2003, the Company granted 1,500,000 stock options to a consultant with an exercise price of $0.17 per share. These options expire April 26, 2008, and 400,000 vested immediately. The remaining 1,100,000 will vest upon receiving shareholder approval.

(c) Mineral property acquisition:

On March 29, 2003, the Company entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby the Company will participate in the acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million. Wheaton and Endeavour Mining have two common directors. Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005, and such deferred amount will bear interest of LIBOR plus 2%. On closing, the Company and Wheaton will each acquire from Rio Algom a net 12.5% interest in Alumbrera. The acquisition of Alumbrera is subject to due diligence, financing, all necessary regulatory and third party approvals and consents and entering into a definitive purchase and sale agreement. The acquisition is scheduled to close by June 23, 2003. In addition, the Company must receive sufficient commitments for its equity funding by May 23, 2003, failing which Wheaton will be entitled to acquire the Company's 12.5% interest for $1.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

9. Subsequent events (continued):

(c) Mineral property acquisition (continued):

Pursuant to the agreement, the Company will reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence costs incurred on the acquisition by Wheaton of its initial 25% interest in the Alumbrera project. An initial payment of US$250 was paid to Wheaton on April 8, 2003.

(d) Special warrants financing:

On May 29, 2003, the Company completed a private placement for the sale of 732,751,754 special warrants at $0.13, of which 47,820,247 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters. The balance of the over-allotment option may be exercised by the underwriters to acquire up to a further 110,240,870 special warrants for a period of 30 days following the closing. Each unit, priced at $0.13, consists of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share until May 29, 2008. A cheque for US$65 million has been placed in escrow to facilitate the Alumbrera transaction (Note 9(c)) and the balance of $7.5 million received from the placement has also been placed in escrow. No share issue costs are included in these amounts.

(e) Share consolidation:

The Company's annual and extraordinary general meeting of members of the Company will be held on June 16, 2003. At that meeting, special resolutions will be proposed to consolidate the Company's common share capital on a ten (10) old for one (1) new basis, to change the Company's name to "Northern Orion Resources Inc." and to increase its authorized common share capital to 700 million common shares on a post-consolidated basis. At March 31, 2003, there are 228,600,922 common shares issued and outstanding in the capital of the Company. In addition, there are an additional 732,751,754 common shares that pursuant to a special warrants financing completed on May 29, 2003. An over-allotment option of 110,240,870 special warrants is available for 30 days following the closing. Following the proposed share consolidation (without taking into account the shares issuable pursuant to the over-allotment related to the special warrants financing), there will be approximately 96.1 million common shares issued and outstanding. The changes of name and share capital are subject to member approval and acceptance for filing by the TSX.

In accordance with the policies of the TSX, member approval will also be sought at the meeting for the proposed special warrant financing and an increase in the number of shares reserved under the Company's stock option plan.

MARCH 31, 2003

FIRST QUARTER REPORT

In 2003, Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), has entered into a number of transactions including the acquisition of the remaining 72% of the Agua Rica property in Argentina, giving Northern Orion 100% of the Agua Rica property.

During the first quarter of fiscal 2003, Northern Orion completed a private placement of 40 million units priced at $0.10 ($0.115 for non arms-length parties), for gross proceeds of approximately $4.1 million dollars. Each unit is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $0.13. A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has since been terminated.

On March 29, 2003, Northern Orion entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") to participate in the US$180 million acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton. Of the total purchase price, Rio Algom has agreed to defer payment of up to US$50 million until May 30, 2005, with the deferred amount bearing interest at LIBOR plus 2%. On closing Northern Orion and Wheaton will each acquire from Rio Algom a net 12.5% interest in Alumbrera. This acquisition will move the Company directly into the intermediate tier of copper and gold producers and accrue substantial cash flow immediately from the operation.

Northern Orion and Wheaton will equally own a special purpose acquisition company to hold the 25% interest in Alumbrera being purchased from Rio Algom. The acquisition is subject to due diligence, financing, all necessary regulatory and third party approvals and consents (including the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom. The acquisition is expected to close by June 23, 2003. To complete the transaction, Northern Orion was to receive sufficient commitments for its equity funding by May 23, 2003, failing which Wheaton would have been entitled to acquire Northern Orion's 50% of the acquisition company for $1. The commitments were met, and on May 29, 2003, Northern Orion closed a special warrant private placement through a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Salman Partners Inc., Pacific International Securities Inc. and McFarlane Gordon Inc. An aggregate of 732,751,754 special warrants were issued at $0.13 per special warrant for aggregate gross proceeds of approximately US$70 million. 47,820,247 of the special warrants sold were issued pursuant to the partial exercise of an over-allotment option granted to the underwriters. Each special warrant is exercisable for no additional consideration into one unit, each unit comprising one common share and one-half of one warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share until May 29, 2008. Proceeds of the private placement are to be used to fund the Alumbrera acquisition. Northern Orion has agreed to pay a fee of 6% of the value of the acquisition in aggregate for financial advisory services in connection with the financing and the acquisition. The balance of the over-allotment option, or 110,240,870 special warrants, may be exercised by the underwriters for a period of 30 days following the closing. The Company is required to qualify the securities underlying the special warrants by filing and obtaining a receipt for a prospectus on or before the 90th day following closing, failing which it is subject to a 10% penalty payable in securities of the Company.

The gross proceeds of the private placement will be held in escrow pending the completion of the acquisition, which is expected to occur in late June, after the satisfaction of release conditions.

To facilitate due diligence on Alumbrera, Northern Orion will reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence conducted by Wheaton on its earlier acquisition of an initial 25% interest in the Alumbrera project. An initial payment of US$250,000 was paid to Wheaton on April 8, 2003, pursuant to the terms of the agreement. Wheaton has made available all of its technical, legal and commercial due diligence, completed in early 2003 and Northern Orion is updating this information to the present.

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of Northern Orion's Agua Rica project. The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001. Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002.

For several years Northern Orion has been primarily engaged in the development of its main mineral properties – Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past four years had necessitated a significant reduction in the scale of all corporate activities.

PROJECT UPDATES

Agua Rica

The Agua Rica project which, until the acquisition of the remaining 72% interest on May 8, 2003, was operated as a Joint Venture between BHP Billiton and Northern Orion, is the Company's primary asset at the present time and is a world-class copper-gold-molybdenum porphyry deposit. The Agua Rica copper/gold property covers an area of about 13.5 square kilometres and is located in Catamarca Province, Argentina. The project is about 34 kilometres east of the Alumbrera copper-gold mine, in which Northern Orion has agreed to acquire a 12.5% interest.

BHP Billiton was the project operator of the Agua Rica project for several years. BHP's initial 70% interest was earned by spending US$1 million on exploration and agreeing to reimburse the Company's indirect subsidiary the US$7.9 million spent by it to acquire the Agua Rica project. As at December 31, 2000, BHP Billiton had fully reimbursed the US$7.9 million. Under the Joint Operating Agreement, exploration expenditures were shared between the Company and BHP, proportionate to their respective interests in the project. In the second quarter of fiscal 2001, the Company elected to reduce its interest in the Agua Rica project to approximately 29.12% from the original interest of 30%. As a result, cash calls made by BHP as operator, since August 31, 2000, were not made by the Company. Due to financial constraints, the Company subsequently elected to continue to dilute its interest in the Agua Rica project. As of December 31, 2002, the Company's interest in the project was approximately 28%. In February 2003, the

Company agreed to acquire the 72% interest in the Agua Rica project it did not previously hold from BHP Billiton.

The 2002/2003 work program, which is now the responsibility of Northern Orion, is almost complete. The Company's share of the work program (including management fees to the operator) in fiscal year 2002 was approximately US$303,000 (2001 - US$545,000), but was not paid by the Company and contributed to a dilution of its interest in the Agua Rica project. Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years. The 2001/2002 work program built on the work performed in completing the initial feasibility study, which was issued in November 1997. The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested. The capital requirement to develop an open pit mine and concentrator at Agua Rica is estimated to be US$623 million.

On April 23, 2003, Northern Orion entered into a definitive agreement with BHP Billiton to consolidate ownership of 100% of the project. The 72% interest held by BHP Billiton was purchased for a total of US$12.6 million, with US$3.6 million paid on May 8, 2003, and a final payment of US$9.0 million due on or before June 30, 2005.

A US$3 million convertible credit facility ("Loan") provided by Endeavour Mining Capital Corp. was used to fund a portion of the initial payment made to BHP Billiton. The Loan is for a term of six months and bears interest at 10% per annum. The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20, or if the amount outstanding is not paid by such date, at a conversion price of $0.175 to May 8, 2004. The Loan has an initial maturity date of November 8 2003. The Company is entitled to extend the term of the Loan to May 8, 2004, upon payment of an extension fee of US$150,000, in cash or common shares of the Company. If the extension fee is paid in common shares that are subject to a hold period the amount of the fee is US$225,000. Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150,000 in cash and 3,000,000 share purchase warrants exercisable to acquire one common share of the Company for two years from the date of issue at $0.15 per share.

Northern Orion has completed an independent review and National Instrument 43-101 evaluation of Agua Rica. The Company has been advised by its Argentine counsel that the acquisition is reviewable under Argentine anti-trust laws but that the risk of an adverse ruling is remote.

San Jorge Copper-Gold Project

The San Jorge deposit, 100% owned by Northern Orion, is located near Mendoza in Argentina. Northern Orion has evaluated, on a pre-feasibility basis, the potential for developing a solvent-extractive, electrowinning operation at San Jorge. Although the results were encouraging, management believes that the project economics would be more attractive with the definition of additional resources through further exploration

drilling supplemented by a recovery in the copper price. Northern Orion is reviewing its options with respect to this property.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent-extraction process. Annual copper production of 18,000 tonnes of cathode at an estimated cost of US $0.45/lb copper is projected over an 11-year mine life. The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In September 2002, Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion. The terms of the option agreement are as follows:

- Newport issued 400,000 common shares to Northern Orion as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104,000. Of these shares, 200,000 are subject to the Miramar Proceeds and Royalty Interest;
- Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month (at March 31, 2003, $171,781 is included in accounts receivable, and has not yet been received from Newport); and
- Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If Northern Orion identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company. Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Company by Geominera, S.A. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving Northern Orion with the remaining US$14 million subordinated debt. Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Miramar Proceeds and Royalty Interest in respect of the Mantua project. Northern Orion has agreed to transfer 200,000 common shares of Newport to Miramar, at the deemed value of $52,000. The amount payable under the Miramar Proceeds and Royalty Interest will thereby be reduced by $52,000.

MARCH 31, 2003

FIRST QUARTER REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

Overview

Northern Orion has been primarily engaged in the development of two mineral properties – Agua Rica in Argentina and the Mantua in Cuba. The consolidation of 100% of the Agua Rica project gives the Company ownership and control of an advanced copper-gold deposit. With the completion of the proposed acquisition of the Bajo de la Alumbrera mine in Argentina, Northern Orion plans to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. It is management's belief that to achieve the Company's goals, the Company must look to growth by both acquisitions and advancing our existing projects. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

Liquidity And Capital Resources

General

At March 31, 2003, Northern Orion had working capital of $3,928,000. At March 31, 2002, two convertible promissory notes totalling $6,914,605 and accrued interest accounted for $7,266,000 of the current liabilities of $7,858,000 at that date. The conversion price for the new convertible promissory notes was $0.15 per share and in July 2002, the two notes were converted into 46,097,367 common shares when Miramar Mining Corporation, pursuant to a previously granted option, sold a significant portion of its holdings of Northern Orion through the facilities of 1341180 Ontario Limited, a private company owned by Mr. Robert Cross, a director and Chairman of the Company, pursuant to an option agreement on the Miramar shares. Mr. Cross exercised the option and facilitated the redistribution of 48,000,000 of the common shares previously held by Miramar. Interest accrued of $351,000 on the Miramar promissory notes to the date of conversion was forgiven. The interest accrued of $252,000 in fiscal 2001, which had been capitalized to mineral property interests, was reversed in first quarter 2002, and the carrying value of Northern Orion's mineral property interests was reduced as a result.

During the three months ended March 31, 2003, a private placement of 34,950,000 units at $0.10 per unit and 5,050,000 units at $0.115 per unit for gross proceeds of $4.1 million was completed. Proceeds of the private placement have been used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project from BHP Billiton. Each unit in the private placement is comprised of one common share and one share purchase warrant exercisable to acquire one common share, exercisable at a price of $0.13 per share until March 18, 2005. Subsequent to March 31, 2003, Northern Orion extended the expiry date of 10,000,000 warrants with an exercise price of $0.20 per share, originally expiring on April 28, 2003, to December 31, 2003. In February 2003, Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project. The transaction closed on May 8, 2003. The 72% interest held by BHP Billiton has been purchased by the Company for a total of US$12.6 million, with a US$3.6 million initial payment and a final payment of US$9.0 million due on or before June 30, 2005. Details of the Agua Rica purchase and the related Endeavour Mining credit facility are described above under Project Updates - Agua Rica.

All of the expenses related to the Company's Cuban operations are to be the responsibility of Newport Explorations Ltd. ("Newport"), pursuant to an option agreement signed in September 2002. Newport is to assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month. Currently the Company has $171,781 in accounts receivable from Newport relating to this transaction. The ability of Newport to pay the carrying costs is subject to financing. Northern Orion has been funding the costs of the Cuban operations and will be required to do so until Newport obtains financing for the Mantua project.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture, and through third party borrowings. The Alumbrera acquisition and the resulting cash flows should be sufficient to sustain future operations, exploration and development of the Agua Rica project but is subject to a number of outstanding conditions. Until closing of the Alumbrera transaction, and receipt of the expected cash flow from the Alumbrera mine, Northern Orion lacks the financial ability to advance any of its projects to the production stage.

The balance of the due diligence costs to complete the Alumbrera acquisition, the financing fees and interest payments on the Endeavour Mining loan, office administration costs and the costs related to the maintenance of the Agua Rica and Mantua projects will significantly decrease the Company's current working capital of approximately $1.7 million. Approximately $573,000 has been expended to date, including the initial payment of US$250,000 to Wheaton for access to it's due diligence information. The balance of the US$1.0 million (US$750,000) is to be paid to Wheaton on closing of the Alumbrera acquisition. Current working capital may not be sufficient to pay administration costs and interest payments to Endeavour Mining. The over-allotment of 47,820,247 units at a price of $0.13, or $1.3 million will assist in the funding of closing costs on the Alumbrera acquisition, and administration and interest payments until the anticipated cash flow from Alumbrera later in fiscal 2003 is received. Future cash flow is expected to be from funds received from the Alumbrera shareholder distributions and from the exercise of outstanding warrants and options, which are subject to the sinking fund terms of the Endeavour Mining loan agreement, or from other forms of financing.

If the Alumbrera acquisition is not completed, the Company may not have the financial ability to advance any of its projects to the production stage and may not have the ability to complete its obligations with respect to the acquisition of the Agua Rica project.

To facilitate the proposed financing and future financings of the Company, shareholders of the Company will be asked at the Company's Annual General Meeting to be held on June 16, 2003, to approve a special resolution to consolidate all of the Company's authorized and issued common shares on a ten (10) for one (1) basis, (the "Consolidation"), such that for each ten common shares presently held, each shareholder will receive one new common share upon completion of the Consolidation. All common shares issued and outstanding on the date of consolidation, all common shares issuable on the exercise of outstanding options and warrants, including those issuable pursuant to the special warrant private placement and the exercise prices of

outstanding convertible securities will be subject to adjustment based upon the Consolidation.

Results of Operations

Northern Orion recorded a loss of $1,171,000 or $0.01 per share in the three months ended March 31, 2003 ("first quarter 2003"), compared to a loss of $468,000 or $0.00 per share in the three months ended March 31, 2002 ("first quarter 2002"). [The increase in costs is primarily due to the intrinsic value of stock compensation for directors and officers' stock options which is included in professional and consulting fees. The first quarter 2003 increase includes the $750,000 in stock compensation expense due to the measurement of the intrinsic value of the award and the change in the intrinsic value between the grant date and the measurement date. The cash costs for professional and consulting increased from $173,000 in first quarter 2002 to $235,000 in first quarter 2003. Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant expense in first quarter 2003, until the completion of the Agua Rica and Alumbrera acquisitions. Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of mineral property acquisitions.

Office, management and administration fees increased from $107,000 in first quarter 2002 to $230,000 in first quarter 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Severance and restructuring costs decreased from $154,000 in first quarter 2002 to $10,000 in first quarter 2003. During the three months ended March 31, 2003, 300,000 stock options were granted to an investor relations firm. The fair value using the Black-Scholes method of this compensation has been calculated at $20,000 and has been included in office, management and administration fees.

The Company's stock option plan is a stock appreciation rights plan, and is recorded using the fair value method. At March 31, 2003, Northern Orion's closing share price was $0.19. The stock options granted to officers and directors of the Company are at prices from $0.13 to $0.15 per share. Changes in the intrinsic value between the grant date and measurement date is reflected as a change in compensation cost. The effect of the measurement at March 31, 2003, is $750,000 which is included in professional and consulting expense in the statements of operations and deficit and in contributed surplus in shareholders' equity on the balance sheets. Changes in the intrinsic value between the grant date and the measurement date will be reflected as a change in compensation cost in each reporting period.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd., for a gain of $41,000. A gain of $27,000 was recorded in the three months ended March 31, 2003.

During the three months ended March 31, 2003, Northern Orion granted 8,900,000 stock options at a price of $0.13 to directors, officers and investor relations' consultants, pursuant to the Company's stock option plan. The stock options expire on February 6, 2008. The stock option plan authorizes the issuance of up to 16,000,000 options of which 6,700,000 were outstanding at December 31, 2002. Subsequent to the end of the first quarter, an additional 1,500,000 stock options were granted to a non-employee with an exercise price of $0.17 per share. These options expire on April 26, 2008, and 400,000 vest immediately. The remaining 1,100,000 will vest upon receiving shareholder approval.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration and development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed its currency to the US dollar and the majority of the transactions in Argentina are in US dollars. The currency in Argentina was recently devalued. It had previously been fixed to the US dollar. Removal of exchange controls could significantly affect the exchange rates in terms of the Canadian dollar. Weakness of the Canadian dollar in comparison to the US dollar may also affect the results of operations, as many of the expenditures in Argentina are in US dollars, as are the expenditures in Cuba. Increasing costs of labour, supplies and energy may affect planned operations in future years. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

The proposed acquisition of a 12.5% stake in the profitable Alumbrera mine should provide the Company with substantial cash flow over the next 8-10 years. The acquisition of 100% of the Agua Rica project gives the Company ownership and control over a large and advanced-stage copper-gold deposit.

Through the balance of 2003 and beyond, the Company will be building upon progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. The Alumbrera transaction is to be completed in June 2003, and with the expected cash flow from Alumbrera it is our belief that to achieve our goals, we must look to growth both by advancing our existing projects and by further acquisitions. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

May 30, 2003



David Cohen
President and Chief Executive Officer



NORTHERN ORION

EXPLORATIONS LTD.

2002 Annual Report

TO OUR SHAREHOLDERS

Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), has completed the restructuring process started in fiscal 2000. This process has seen the conclusion of several transactions that resulted in the settlement or restructuring of all of Northern Orion's indebtedness and raised sufficient working capital to carry Northern Orion into 2003.

As a result of the restructuring Northern Orion is now positioned to enter into agreements whereby it may realize value from its current assets or acquire sufficient cash flow to preserve the future value of its mining assets.

The Company has entered into a number of transactions since December 31, 2002, including the acquisition of the remaining 72% of the Agua Rica property in Argentina, giving Northern Orion 100% of the Agua Rica property. During the first quarter of fiscal 2003, Northern Orion completed a private placement of 40 million units priced at $0.10 and $0.115 for non arms-length parties, for gross proceeds of approximately $4.1 million dollars. Each unit is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $0.13. A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has been terminated.

On March 29, 2003, Northern Orion entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") to participate in the acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million. Of the total purchase price, Rio Algom has agreed to defer payment of up to US$50 million until May 30, 2005, the amount will bear interest at LIBOR plus 2%. On closing Northern Orion and Wheaton will each acquire from Rio Algom a net 12.5% interest in Alumbrera. This acquisition will move the Company directly into the intermediate tier of copper and gold producers and provide substantial cash flow immediately from the operation.

Northern Orion and Wheaton will equally own a special purpose acquisition company to hold the 25% interest in Alumbrera being purchased from Rio Algom. The acquisition is subject to due diligence, financing, all necessary regulatory and third party approvals and consents (including the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom. The acquisition is expected to close by June 23, 2003. To complete the transaction, Northern Orion must receive sufficient commitments for its equity funding by May 23, 2003, failing which Wheaton will be entitled to acquire Northern Orion's 50% of the acquisition company for $1.

On May 16, 2003, Northern Orion signed an underwriting agreement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Salman Partners Inc., Pacific International Securities Inc. and McFarlane Gordon Inc. issuing US$65 million of Special Warrants subject to US$15 million over-allotment option, subject to shareholder and regulatory approvals and other third party consents. The issue consists of approximately 683 million units of the Company at $0.13 per unit, each unit consisting of one common share and one half warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per unit for a period of up to five years. Proceeds of the private placement are to be used to fund the Alumbrera acquisition. Northern Orion has agreed to pay a fee of 6% of the value of the

acquisition in aggregate to these advisors for financial advisory services in connection with the financing and the acquisition.

To facilitate the due diligence on Alumbrera, Northern Orion will reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence conducted by Wheaton on its earlier acquisition of an initial 25% interest in the Alumbrera project. An initial payment of US$250,000 was paid to Wheaton on April 8, 2003, pursuant to the terms of the agreement. Wheaton has made available all of its technical, legal and commercial due diligence, completed in early 2003 and Northern Orion is updating this information to the present.

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of Northern Orion's Agua Rica project. The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001. Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002.

RESTRUCTURING TRANSACTIONS

A Royalty and Net Proceeds Agreement (the "Royalty and Proceeds Interest") was entered into in 2000 as part of the debt settlement and restructuring. Approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the Royalty and Proceeds Interest. Subsequent restructuring transactions in 2001 included the reduction of the cap on the 2.5% Royalty Agreement specific to the Agua Rica, Mantua and San Jorge properties from approximately $18 million to $15 million. In addition, any future proceeds that could be realized from the San Jorge copper property in Argentina are specifically excluded.

The restructuring transactions initiated in 2000 continued through 2001, when ValGold Resources Ltd. ("ValGold") subscribed for a $1.5 million private placement of 10 million units of Northern Orion priced at $0.15 per unit, the private placement part of a further restructuring (the "2001 Restructuring"). Each unit consisted of one Northern Orion common share and one share purchase warrant. The warrants were not exercised in the first year, and have an exercise price of $0.20 per share, expiring on April 28, 2003. In 2003, the term of the warrants was extended to December 31, 2003. During 2002, a second non-brokered private placement was completed with ValGold for proceeds of $500,000, which was used for working capital. The placement was for 8,333,333 common shares and 500,000 common share purchase warrants exercisable for two years at a price of $0.075. A financing fee of 300,000 common shares at a price of $0.10 and 300,000 purchase warrants exercisable at $0.11 was paid to an arm's length party. The 2001 Restructuring saw the conversion of the $21.2 million Convertible Debenture ("CD") held by Miramar Mining Corporation ("Miramar") into 14,439,621 Northern Orion common shares at $1.47 each. In addition, Northern Orion's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605. The conversion price for the new convertible promissory notes was $0.15 per share and in fiscal 2002, the two notes were converted into 46,097,367 common shares when Miramar, pursuant to a previously granted option, sold a significant portion of its holdings of Northern Orion through the facilities of 1341180 Ontario Limited, a private company owned by Mr. Robert Cross, a director and Chairman of the Company,

pursuant to an option agreement on the Miramar shares. Mr. Cross exercised the option and facilitated the redistribution of 48,000,000 of the common shares previously held by Miramar. An advisory fee of $220,000 was paid to an arm's length party in connection with completion of these transactions.

Interest accrued of $351,000 on the Miramar promissory notes to the date of conversion was forgiven. The interest accrued of $252,000 in fiscal 2001, which had been capitalized to mineral property interests, was reversed in fiscal 2002, and the carrying value of Northern Orion's mineral property interests was reduced as a result.

Overview

For several years Northern Orion has been primarily engaged in the development of its main mineral properties – Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past four years had necessitated a significant reduction in the scale of all corporate activities.

PROJECT UPDATES

Agua Rica

The Agua Rica project which, until the acquisition of the remaining 72% interest on May 8, 2003, was operated as a Joint Venture between BHP Billiton and Northern Orion, is the Company's primary asset at the present time and is a world-class copper-gold-molybdenum porphyry deposit. The Agua Rica copper/gold property covers an area of about 13.5 square kilometres and is located in Catamarca Province, Argentina. The project is located in the state of Catamarca in Argentina about 34 kilometres east of the Alumbrera copper-gold mine, in which Northern Orion has agreed to acquire a 12.5% interest.

BHP Billiton was the project operator of the Agua Rica project for several years. BHP's initial 70% interest was earned by spending US$1 million on exploration and agreeing to reimburse the Company's indirect subsidiary the US$7.9 million spent by it to acquire the Agua Rica project. As at December 31, 2000, BHP Billiton had fully reimbursed the US$7.9 million. Under the Joint Operating Agreement, exploration expenditures were shared between the Company and BHP, proportionate to their respective interests in the project. In the second quarter of fiscal 2001, the Company elected to reduce its interest in the Agua Rica project to approximately 29.12% from the original interest of 30%. As a result, cash calls made by BHP as operator, since August 31, 2000, were not made by the Company. Due to financial constraints, the Company subsequently elected to continue to dilute its interest in the Agua Rica project. As of December 31, 2002, the Company's interest in the project was approximately 28%. In February 2003, the Company agreed to acquire the 72% interest in the Agua Rica project it did not previously hold from BHP Billiton.

The 2001/2002 work program on the project was completed in June 2002. The 2002/2003 work program, which is now the responsibility of Northern Orion, is almost complete. The Company's share of the work program (including management fees to the operator) in fiscal year 2002 was approximately US$303,000 (2001 - US$545,000), but was not paid by the Company and contributed to a dilution of its interest in the Agua Rica project. Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years. The 2001/2002 work program built on the work performed in completing the initial feasibility study, which was issued in November 1997. The findings of this study indicated that a large low-cost mine could be

developed that would have attractive returns on capital invested. The capital requirement to develop an open pit mine and concentrator at Agua Rica is estimated to be US$623 million.

Subsequent to December 31, 2002, Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the project. The 72% interest held by BHP Billiton was purchased for a total of US$12.6 million, with US$3.6 million paid on May 8, 2003, and a final payment of US$9.0 million due on or before June 30, 2005.

In connection with the acquisition of the BHP Billiton interest in the Agua Rica project on February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3 million to fund a portion of the initial payment required to be made to BHP Billiton. The Loan is for a term of six months and will bear interest at 10% per annum. The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20, or if the amount outstanding is not paid by such date, at a conversion price of $0.175 to May 8, 2004. The maturity date of the loan is November 8 2003, which can be extended to May 8, 2004, for an extension fee of US$150,000, payable in cash or common shares of the Company. If the extension fee is paid in common shares that are subject to a hold period the amount of the fee is US$225,000. Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150,000 in cash and 3,000,000 share purchase warrants exercisable to acquire one common share of the Company for two years from the date of issue at $0.15 per share.

Northern Orion has commissioned an independent review and National Instrument 43-101 evaluation of Agua Rica.

San Jorge Copper-Gold Project

The San Jorge deposit, 100% owned by Northern Orion, is located near Mendoza in Argentina. Northern Orion has evaluated, on a pre-feasibility basis, the potential for developing a solvent-extractive, electrowinning operation at San Jorge. Although the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. Northern Orion is reviewing its options with respect to this property.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent-extraction process. Annual copper production of 18,000 tonnes of cathode at an estimated cost of US $0.45/lb copper is projected over an 11-year mine life. The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July 2001, Northern Orion and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex could acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of Northern Orion. On April 12, 2002, Barytex announced that was unable to obtain the needed financing on suitable terms. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company. Subsequently Northern Orion resumed responsibility for costs relating to the project. Northern Orion accepted 300,000 common shares with a deemed value of $0.30 in settlement of approximately $97,727 owing by Barytex to Northern Orion at the termination date. Subsequent to the year ended December 31, 2002, 213,500 of these common shares were sold for gross proceeds of $97,000.

In September 2002, Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion. The terms of the option agreement are as follows:

- Newport issued 400,000 common shares to Northern Orion as an option payment to enter into the agreement, which were received in December 2002 and have a deemed value of $104,000. Of these shares, 200,000 are subject to the Miramar Proceeds and Royalty Interest;
- Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month (at December 31, 2002, $89,377 is included in accounts receivable, and has not yet been received from Newport); and
- Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If Northern Orion identifies and secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company. Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Company by Geominera, S.A. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving Northern Orion with the remaining US$14 million subordinated debt. Upon exercise of the option of the shares in Mantua, Newport agrees to assume the obligations under the Miramar Proceeds and Royalty Interest in respect of the Mantua project. Northern Orion has agreed to transfer 200,000 common shares of Newport to Miramar, at the deemed value of $52,000. The amount payable under the Miramar Proceeds and Royalty Interest will thereby be reduced by $52,000.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

Liquidity And Capital Resources

General

At December 31, 2002, Northern Orion had working capital of $508,000. At December 31, 2001, convertible promissory notes and accrued interest accounted for $7,167,000 of the current liabilities of $7,630,000 at that date. During fiscal 2002, these promissory notes were converted to 46,097,367 common shares and the related accrued interest was forgiven. Subsequent to the completion of the restructuring transactions described above, a private placement of 20,000,000 units at a price of $0.10 per unit was completed for net proceeds of $1,946,000. Each unit in the private placement was comprised of one common share and one share purchase warrant which will entitle the holder to purchase an additional common share of Northern Orion until August 2, 2004, at a price per share of $0.13 per share.

A private placement was completed in the first quarter of fiscal 2003 of 40 million units at prices of $0.10 and $0.115 per unit, for gross proceeds of $4.1 million to be used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project held by BHP Billiton to consolidate 100% of the Agua Rica project in Northern Orion. Each unit in the private placement is comprised of one common share and one share purchase warrant to acquire one common share, exercisable at a price of $0.13 per share until March 18, 2005.

In 2003, Northern Orion entered into and closed a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project. The 72% interest held by BHP Billiton has been purchased by the Company for a total of US$12.6 million, with a US$3.6 million initial payment and a final payment of US$9.0 million due on or before June 30, 2005. Details of the Agua Rica purchase and the related Endeavour Mining loan agreement are described above under Project Updates - Agua Rica.

All of the expenses related to the Cuban operations will be the responsibility of a Newport Explorations pursuant to an option agreement signed in September 2002. Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture, the evaluation of properties and through third party borrowings. The Alumbrera acquisition and the resulting cash flows should be sufficient to sustain future operations, exploration and development of the Agua Rica project but is subject to a number of outstanding conditions. Until closing of the Alumbrera transaction, Northern Orion lacks the financial ability to advance any of its projects to the production stage.

The balance of the due diligence costs to complete the Alumbrera acquisition, the financing fees and interest payments on the Endeavour Mining loan, office administration costs and the costs related to the maintenance of the Agua Rica and Mantua projects will significantly decrease the Company's current working capital of

approximately $1.7 million. Approximately $573,000 has been expended to date, including the initial payment of US$250,000 to Wheaton for access to it's due diligence information. The balance of the US$1.0 million (US$750,000) is to be paid to Wheaton on closing of the Alumbrera acquisition, following which working capital may not be sufficient to pay administration costs and interest payments to Endeavour Mining. The principal balance of the loan from Endeavour Mining and the due diligence costs on the Alumbrera acquisition will have to be funded by the special warrants financing announced on May 16, 2003, from funds received from the Alumbrera shareholder distributions, from the exercise of outstanding warrants and options, which are subject to the sinking fund terms of the Endeavour Mining loan agreement, or from other forms of financing.

Future cash flow is expected to come from the Company's acquisition of Alumbrera. If the Alumbrera acquisition is not completed, the Company may not have the financial ability to advance any of its projects to the production stage and may not have the ability to complete its obligations with respect to the acquisition of the Agua Rica project.

To facilitate the proposed financing and future financings of the Company, shareholders of the Company will be asked at the Company's Annual General Meeting to be held on June 16, 2003, to approve a special resolution to consolidate all of the Company's authorized and issued common shares on a ten (10) for one (1) basis, (the "Consolidation"), such that for each ten common shares presently held, each shareholder will receive one new common share upon completion of the Consolidation. All common shares issued and outstanding on the date of consolidation, all common shares issuable on the exercise of outstanding options and warrants and the option and warrant price and all common shares to be issued pursuant to the Alumbrera transaction will be subject to the consolidation.

Results of Operations

Northern Orion recorded a loss of $2.0 million or $0.01 per share in fiscal 2002, compared to a loss of $1.3 million or $0.01 per share in 2001.

The increased costs are due to increased professional and consulting fees, and restructuring costs in fiscal 2002. Office, management and administration fees decreased from $557,000 in fiscal 2001 to $552,000 in fiscal 2002. A portion of the administration costs in Argentina have been reduced as a result of the devaluation of the Argentine Peso in 2002. Professional and consulting fees increased from $718,000 in fiscal 2001 to $907,000 in fiscal 2002 as a result of the company contracting out many of these services. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant expense in fiscal 2003, until the completion of the Agua Rica and Alumbrera acquisitions. Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of mineral property acquisitions.

Severance and restructuring costs increased from $203,000 in fiscal 2001 to $550,000 in fiscal 2002. Included in fiscal 2002 are severance costs of $144,000 paid to a former officer of the Company, and a fee paid to a third party of $220,000 for assistance with the placement of the Miramar shares.

Subsequent to December 31, 2002, Northern Orion granted 8,900,000 stock options at a price of $0.13 to directors, officers and investor relations' consultants, pursuant to the Company's stock option plan. The stock options expire on February 6, 2008. The stock

option plan authorizes the issuance of up to 16,000,000 options of which 6,700,000 were outstanding at December 31, 2002. An additional 1,500,000 stock options have been granted to a non-employee with an exercise price of $0.17 per share. These options expire on April 26, 2008, and 400,000 vest immediately. The remaining 1,100,000 vest upon receiving shareholder approval.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration and development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed their currency to the US dollar and the majority of the transactions in Argentina are in US dollars. The currency in Argentina was recently devalued. It had previously been fixed to the US dollar. Removal of exchange controls could significantly affect the exchange rates in terms of the Canadian dollar. Weakness of the Canadian dollar in comparison to the US dollar may also affect the results of operations, as many of the expenditures in Argentina are in US dollars, as are the expenditures in Cuba. Increasing costs of labour, supplies and energy may affect planned operations in future years. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

The last 12 months have been an exciting time for the Company as we have removed all debt from our balance sheet, refocused our operations and entered into two significant transactions that have dramatically changed the Company. The proposed acquisition of a 12.5% stake in the profitable Alumbrera mine should provide the Company with substantial cash flow over the next 8-10 years. Our consolidation of 100% of the Agua Rica project gives us ownership and control of one of the largest and most advanced copper-gold deposits in the world. We are confident that Northern Orion will be able to unlock the value of Agua Rica.

For the year 2003 and beyond, we will be building upon our progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. It is our belief that to achieve our goals, we must look to growth by both acquisitions and advancing our existing projects. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

May 16, 2003



David Cohen

President and Chief Executive Officer

NORTHERN ORION EXPLORATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2001



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Northern Orion Explorations Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for stock-based compensation as explained in note 2 to the financial statements, on a consistent basis.

KPMG LLP

Chartered Accountants

Vancouver, Canada

April 4, 2003, except for notes 5(b)(*i*) and 13
which are as of May 8, 2003



NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets
(Expressed in Thousands of Canadian Dollars)

As at December 31, 2002 and 2001

	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 539	$ 387
Marketable securities (note 4)	142	--
Due from related parties (note 10)	25	--
Accounts receivable	230	167
Prepaid expenses	--	34
	936	588
Plant and equipment (note 5)	2,187	2,192
Mineral property interests (note 5)	81,094	81,238
	$ 84,217	$ 84,018
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 428	$ 371
Due to related parties (note 10)	--	92
Convertible promissory notes payable (note 7(d))	--	7,167
	428	7,630
Provision for reclamation obligations	40	40
Future income taxes (note 9)	24,485	24,485
	24,953	32,155
Shareholders' equity		
Share capital (note 7)	158,635	149,274
Contributed surplus	115	-
Deficit	(99,486)	(97,411)
	59,264	51,863
	$ 84,217	$ 84,018

Continuing operations (note 1)
Subsequent events (notes 4, 5(b)(i), 7(c) and 13)
Commitments (note 13)

See accompanying notes to consolidated financial statements.

Approved by the Directors





David W. Cohen
Director

Stephen J. Wilkinson
Director

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Operations and Deficit
(Expressed in Thousands of Dollars, except per share amounts)

Years ended December 31, 2002 and 2001

	2002	2001
Expenses		
Depreciation and depletion	$ 5	$ 32
Foreign exchange loss (gain)	(1)	137
Management fees (note 10)	–	70
Office and administration (note 10)	552	487
Professional and consulting	907	718
Severance and restructuring costs	550	203
	2,013	1,647
Gain on sale of shares	–	(329)
Interest income	(21)	(33)
Loss for the year	(1,992)	(1,285)
Deficit, beginning of year, as previously reported	(97,411)	(96,126)
Adjustment for stock-based compensation (note 2)	(83)	–
Deficit, end of year	$ (99,486)	$ (97,411)
Basic and diluted loss per share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	150,263,026	105,835,278

See accompanying notes to consolidated financial statements.

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Cash Flows
(Expressed in Thousands of Dollars, except per share amounts)

Years ended December 31, 2002 and 2001

	2002	2001
Cash provided by (used for):		
Operations:		
Loss for the year	$ (1,992)	$ (1,285)
Items not involving cash		
Depreciation and depletion	5	32
Stock-based compensation	32	–
	(1,955)	(1,253)
Changes in non-cash operating working capital		
Accounts receivable	(153)	(131)
Due to/from related parties	(117)	92
Prepaid expenses	34	3
Accounts payable and accrued liabilities	57	(311)
	(2,134)	(1,600)
Investments:		
Mineral property interests	(160)	(4)
Financing:		
Promissory notes	–	500
Reclamation	–	4
Common shares issued for cash	2,446	1,474
	2,446	1,978
Increase in cash and cash equivalents during the year	152	374
Cash and cash equivalents, beginning of year	387	13
Cash and cash equivalents, end of year	$ 539	$ 387
Supplementary information:		
Non-cash investing and financing transactions:		
Reversal of mineral property costs recorded in accounts payable and accrued liabilities	$ –	$ 328
Interest capitalized to mineral property interests	–	639
Interest and taxes paid	–	–
Interest received	–	–
Forgiveness of interest on promissory note previously capitalized to mineral property interests	(252)	–
Convertible debenture and interest converted into convertible promissory notes	–	2,833
Interest converted into convertible promissory notes	–	4,334
Increase in mineral property interests due to increase in future income tax liability	–	165
Financing fees paid by issue of common shares	30	–
Shares issued upon conversion of convertible promissory notes or debenture	6,915	21,226
Shares received for mineral property option (note 5(b)(iii))	52	–
Shares received for settlement on accounts receivable (note 4)	90	–

See accompanying notes to consolidated financial statements.

1. Nature of operations:

Northern Orion Explorations Ltd. ("the Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba. The Company is in the mineral exploration and development stage and has not yet proven whether its resource properties contain reserves that are economically recoverable.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuance of equity and debt. The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing (note 13) to ensure that the Company is able to meet its liabilities and commitments as they come due. There can be no assurance that required funding will be available on an economic basis.

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production. Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2. Change in accounting policy:

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity. As the Company's stock option plan includes share appreciation rights, the Company has recorded an increase to deficit of $83 and an increase to contributed surplus of $83 as at January 1, 2002.

3. Significant accounting policies:

(a) Basis of consolidation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. All material intercompany balances and transactions have been eliminated.

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas where management's judgement is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation. In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the interest. These arrangements may, and likely, will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows. Actual results could differ from those estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days when acquired.

(d) Marketable securities:

Marketable securities consist of investments in publicly traded equity securities and are recorded at the lower of cost and market.

(e) Plant and equipment:

Plant and equipment are recorded at cost including capitalized interest incurred during the construction phase. Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized. Mine plant and equipment are depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated proven and probable ore reserves commencing with the attainment of commercial production. Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years. The Company has ceased depreciation of mining equipment and vehicles pending re-commencement of mining operations. Maintenance costs incurred during this period are expensed against operations. Office furniture and computer equipment are depreciated using the straight-line method over periods from three to ten years.

3. **Significant accounting policies (continued):**

(f) Mineral property interests:

Mineral resource properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned. A provision for site restoration costs is provided as necessary by a charge to earnings over the estimated remaining life of the resource properties. Costs related to ongoing site restoration programs are expensed when incurred. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net recoverable amount as appropriate.

The amount shown for mineral property interests represents cost incurred to date and the fair market value of common shares issued to acquire mineral property interests and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the year incurred. Property investigations costs, where a property interest is not acquired, are expensed as incurred.

(g) Translation of foreign currencies:

The Company's operations in Cuba and Argentina are considered to be integrated operations for purposes of foreign currency translation. Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date, non-monetary assets and related depreciation at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(h) Income taxes:

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted. The amount of future tax assets recognized is limited to the amount that is considered to be more likely than not to be realized.

(i) Loss per common share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercises of dilutive stock options are applied to repurchase common shares at the average market price for the period.

(Expressed in Thousands of Dollars, except per share amounts)

3. Significant accounting policies (continued):

(j) Stock based compensations:

The Company has a share option plan described in note 7(b). Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method. For all other employee awards, the Company continues to follow the settlement method. Under the settlement method, no compensation cost is recognized when the awards are issued to employees. Any consideration paid by employees on exercise is credited to share capital. For such awards, the Company discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied. Under the fair value based method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award. For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period. Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost. No employee stock-based compensation was required to be recognized for the year ended December 31, 2002.

4. Marketable securities:

The Company holds 300,000 common shares of International Barytex Resources Ltd. ("Barytex"), recorded at $90 and 200,000 common shares of Newport Exploration Ltd. ("Newport") recorded at $52.

In relation to an option agreement with Barytex that was terminated during the year ended December 31, 2002, the Company received 300,000 common shares of Barytex as settlement for amounts owing to the Company. At December 31, 2002, the quoted market value of these shares approximated its carrying value. Subsequent to the year ended December 31, 2002, the Company has sold 213,500 of these common shares for gross proceeds of $97.

The shares of Newport were received pursuant to an option agreement on the Mantua property (note 5(b)(iii)). At December 31, 2002, the shares have a quoted market value of $64.

NORTHERN ORION EXPLORATIONS LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2002 and 2001
(Expressed in Thousands of Dollars, except per share amounts)

5. Plant and equipment and mineral property interests:

(a) Plant and equipment:

	2002			2001		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	119	2	121	114	7
	$10,066	$ 7,879	$ 2,187	$10,066	$ 7,874	$ 2,192

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua. Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b) Mineral property interests:

2002	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2001	$ 74,505	$ –	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	(214)	–	70	–	(144)
Balance, December 31, 2002	$ 74,291	$ –	$ 24,790	$ (17,987)	$ 81,094

2001	Agua Rica	San Jorge	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2000	$ 74,007	$ –	$ 24,738	$ (17,987)	$ 80,758
Exploration and development expenditures (recoveries)	498	–	(18)	–	480
Balance, December 31, 2001	$ 74,505	$ –	$ 24,720	$ (17,987)	$ 81,238

(Expressed in Thousands of Dollars, except per share amounts)

5. Plant and equipment and mineral property interests (continued):

(b) Mineral property interests (continued):

(i) Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licences. Work is focused upon a major porphyry cooper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP Billiton") (70%). In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds are available to the Company to make further payments on the project. As a result, in fiscal 2001, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed. The dilution on the project to December 31, 2002, reduced the Company's interest in the project to a 28% interest (2001 – 29.12%). During fiscal 2002, the Company capitalized interest of $nil (2001 - $639) on funds borrowed for exploration and development activities.

On April 23, 2003, the Company entered into a definitive agreement with BHP Billiton to purchase its approximate 72% interest in the Agua Rica project for consideration of US$12.6 million of which BHP Billiton has agreed to defer US$9.0 million (the "Deferred Payment") without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003. The Deferred Payment will be secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

(ii) San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina. The property consists of mining concessions and staked claims. The Company maintains an interest in the claims, but has previously written off all associated costs.

(iii) Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations ceased. The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project. At December 31, 2002, subordinated debt of US$28 million is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf. The net value assigned to this debt is included in mineral property interests.

(Expressed in Thousands of Dollars, except per share amounts)

5. Plant and equipment and mineral property interests (continued):

(b) Mineral property interests (continued):

During the year ended December 31, 2002, the Company entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company. Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (note 6). Newport will assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A) Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration. In this case, Newport will assume US$20 million of the US$28 million subordinated debt owing to the Company by Geominera, leaving the Company with US$8 million of the subordinated debt;

(B) Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14 million of the subordinated debt owing to the Company by Geominera, leaving the Company with the remaining US$14 million subordinated debt; and

(C) All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (note 6) with respect to the Mantua project.

6. Royalty and net proceeds interest payable:

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar"). Under the agreement, the Company also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company's mining properties, (b) 100% of the net proceeds of disposition of any interest in the Agua Rica project until the indebtedness under the Debentures (note 7(d)) were paid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project and the San Jorge Project were also payable to Miramar with a maximum amount payable of $17,987. In 2001, the Proceeds Interest was reduced to a maximum amount payable of $15,000, and (b) and (c) were limited to 50% of the net proceeds of a disposition of any interest in the Agua Rica project and the Mantua project.

(Expressed in Thousands of Dollars, except per share amounts)

7. Share capital:

Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(a) Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 2000	89,430,601	$126,574
Shares issued:		
Private placement, cash less share issue costs	10,000,000	1,474
Conversion of convertible debenture (note 7 (d))	14,439,621	21,226
Balance, December 31, 2001	113,870,222	149,274
Shares issued for cash:		
Private placement, less share issue costs	8,333,333	470
Private placement, less share issue costs	20,000,000	1,946
Shares issued for other:		
Costs on issue of common shares	300,000	30
Conversion of promissory notes (note 7 (d))	46,097,367	6,915
Balance, December 31, 2002	188,600,922	$158,635

(b) Stock options:

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 16,000,000 common shares. The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of grant. The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated. The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 16,000,000 stock options.

As no share options to employees were granted during the year ended December 31, 2002, no pro forma loss or loss per share information has been presented.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee stock-based compensation expense recognized for the year ended December 31, 2002, was $32.

(Expressed in Thousands of Dollars, except per share amounts)

7. **Share capital (continued):**

A summary of the changes in stock options for the years ended December 31, 2002 and 2001, is presented below.

	Shares	Weighted Average Exercise Price
Balance, December 31, 2000	6,095,000	$0.35
Granted	7,700,000	$0.15
Cancelled, forfeited and expired	(6,245,000)	$0.33
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Available for exercise, December 31, 2002	5,850,000	$0.15

The following table summarizes information about the stock options outstanding at December 31, 2002:

Range of Exercise Price	Number Outstanding and Exercisable at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.15	6,700,000	3.75 years	$0.15

(c) Warrants:

As at December 31, 2002, the following share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
10,000,000	$0.200	April 27, 2003
500,000	$0.075	March 28, 2004
300,000	$0.110	July 23, 2004
20,000,000	$0.130	August 2, 2004
30,800,000		

Subsequent to December 31, 2002, the 10,000,000 share purchase warrants with an expiry date of April 27, 2003, had their expiry date extended to December 31, 2003.

(d) Convertible promissory notes and debentures:

	2002	2001
Convertible promissory note	$ –	$ 6,915
Accrued interest on convertible promissory notes	–	252
Current portion of convertible promissory notes	–	(7,167)
	$ –	$ –

(Expressed in Thousands of Dollars, except per share amounts)

7. Share capital (continued):

(d) Convertible promissory notes and debentures (continued):

During fiscal 2001, the Company converted all amounts owing to Miramar, which included $2,000 in remaining principal on promissory notes that were due in 2001 and the balance on a convertible debenture into two promissory notes totalling $6,915. The convertible notes were convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share. The notes carried an interest rate at prime plus 2% per annum and were due on demand after June 30, 2002. During 2002, the notes were converted into 46,097,367 common shares of the Company and all interest accrued and unpaid at the conversion date was forgiven. In 2001, the principal and interest payable on the convertible debentures of $21,226 was converted into 14,439,621 common shares at a price of $1.47 per common share.

8. Business segments:

(a) Operating segment – The Company's operations are primarily directed towards the exploration and development of mineral properties in Latin America. The Company's mining activities represent a single reportable segment.

(b) Geographic segments – The Company's identifiable capital assets and revenues by geographic areas are as follows:

2002	Capital Assets	Revenues
Central America	$ 26,870	$ –
South America	56,304	–
Canada	107	21
	$ 83,281	$ 21

2001	Capital Assets	Revenues
Central America	$ 26,489	$ 24
South America	56,829	–
Canada	112	338
	$ 83,430	$ 362

Capital assets are comprised of plant and equipment and mineral properties and deferred exploration and development.

NORTHERN ORION EXPLORATIONS LTD.

(Expressed in Thousands of Dollars, except per share amounts)

9. Income and resource taxes:

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2002	2001
Statutory tax rate	39.62%	42.62%
Loss for the year	$(1,992)	$(1,285)
Expected tax (recovery) expense	(789)	(535)
Debt forgiveness	541	7,902
Foreign exchange revaluation	1,155	1,155
Other	(76)	40
Unrecognized and expired losses	593	683
Change in valuation allowance	(1,424)	(9,245)
Income taxes, per financial statements	--	--

(b) At December 31, 2002, the Company has unused tax losses carried forward in Canada of $1,331 (2001 - $1,630), which will expire in 2009 and which are available to reduce taxable income in future years otherwise calculated. The ability of the Company to utilize these losses is not considered by management to be more likely than not and therefore a valuation allowance has been provided against the future income tax asset. The Company also has $461 (2001 - $950) of Argentine tax losses carried forward that expire between the years 2003 and 2004. The ability of the Company to utilize these losses is not considered by management to be more likely than not and a valuation allowance has been provided against the future income tax asset. The significant components of the Company's future tax assets (liabilities) are as follows:

	2002	2001
Future income tax assets:		
Losses carried forward	$ 624	$ 893
Mineral property interests representing excess of tax basis over carrying value	1,160	2,315
	1,784	3,208
Valuation allowance for future tax assets	(1,451)	(2,875)
	333	333
Future income tax liabilities:		
Future income tax liability for finance costs	(333)	(333)
Future income tax liability for mineral property interests representing excess of carrying value over tax basis	(24,485)	(24,485)
	(24,418)	(24,818)
Net future income tax liability	$ (24,485)	$ (24,485)

(Expressed in Thousands of Dollars, except per share amounts)

9. Income and resource taxes (continued):

The future income tax liability for mineral property interests recorded by the Company arises from the investment in a joint venture held in Argentina. The purchase price and subsequent funds advanced to this joint venture do not currently have a cost for tax purposes in the jurisdiction that the Company holds the interest.

10. Related party transactions and balances:

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) During 2002, the Company incurred management fee charges of $nil (2001 - $70) from Miramar.

(b) The Company paid consulting fees and expenses of $258 (2001 - $175) to a private company controlled by a director of the Company. At December 31, 2002, a balance of $nil (2001 - $23) is payable to this company.

(c) The Company paid consulting fees and expenses of $245 (2001 - $217) to a private company controlled by an officer and director of the Company. At December 31, 2002, a balance of $6 (2001 - $18) is payable to this company.

(d) The Company paid consulting fees and expenses of $104 (2001 - $nil) to a private company controlled by an officer and director of the Company. At December 31, 2002, a balance of $nil (2001 - $nil) is payable to this company.

(e) The Company paid administrative expenses of $nil (2001 - $27) to a private company controlled by a director of the Company during the year. At December 31, 2002, $nil (2001 - $3) was receivable from this company.

(f) The Company paid administrative expenses of $169 (2001 - $54) to a private company with a director and an officer in common with the Company. This private company provides office services and others administrative services on a full cost recovery basis. At December 31, 2002, $37 is receivable (2001 - $24 is payable) from this company.

(g) The Company paid legal fees of $104 (2001 - $175) to a law firm of which two officers are partners. At December 31, 2002, $6 (2001 - $30) is payable to this firm.

All related party transactions were recorded at the exchange amounts which are measured at fair value. The balances payable noted above are payable on demand without interest.

(Expressed in Thousands of Dollars, except per share amounts)

11. Financial instruments:

Financial instruments are recorded at cost. Fair value estimates are made at the balance sheet date, based upon relevant market information relating to the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgement. Changes in assumptions could significantly affect these estimates.

The fair value of financial instruments, comprising cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value due to their short term to maturity. The fair value of due from related parties is not readily determinable due to the related party nature and absence of a market for such instruments. The carrying value of marketable securities is disclosed in note 4.

12. Comparative figures:

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

13. Subsequent events:

(a) Credit agreement:

On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (note 5), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3 million to fund a portion of the initial payment required to be made to BHP Billiton. The Loan is for a term of six months and will bear interest at 10% per annum. The Company has provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project. Pursuant to the commitment letter, the Company issued to Endeavour Mining 3,000,000 warrants of the Company exercisable at a price of $0.15 to acquire one common share for two years from the date of issue. The Loan may be converted at the option of Endeavour Mining prior to November 8, 2003, into common shares of the Company at a conversion price of $0.20 or if the amount outstanding is not paid by such date, at a price of $0.175 to May 8, 2004. The maturity date of the loan is November 8, 2003, which can be extended to May 8, 2004, for an extension fee of US$150, payable in cash or common shares of the Company. If the extension fee is paid in common shares that are subject to a hold period, the amount of is US$225. Pursuant to the credit agreement, the Company is required to establish a sinking fund whereby certain proceeds of future equity financings or asset dispositions are required to be deposited. Endeavour Mining, at its election, may draw on such sinking fund to reduce any amounts outstanding under the credit agreement. Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements.

(Expressed in Thousands of Dollars, except per share amounts)

13. Subsequent events (continued):

(b) Share issuance:

On March 18, 2003, the Company completed a non-brokered private placement of 34,950,000 units at $0.10 per unit and 5,050,000 units at $0.115 per unit for gross proceeds of $4.1 million. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.13 until March 18, 2005. Financing fees of $240 were paid pursuant to a financing agreement. The proceeds from this private placement will be used to fund a portion of the initial payment to BHP Billiton and for general working capital purpose.

(c) Stock options:

The Company granted 8,900,000 stock options with an exercise price of $0.13 per share to employees and non-employees pursuant to the Company's stock option plan. These stock options expire on February 6, 2008, and vested immediately. On April 26, 2003, the Company granted 1,500,000 stock options to a non-employee with an exercise price of $0.17 per share. These options expire April 26, 2008, and 400,000 vested immediately. The remaining 1,100,000 vest upon receiving shareholder approval.

(d) Mineral property acquisition:

On March 29, 2003, the Company entered into an agreement with Wheaton River Minerals Ltd. ("Wheaton") whereby the Company will participate in the acquisition of a 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million. Wheaton and Endeavour Mining have two common directors. Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005, and such deferred amount will bear interest of LIBOR plus 2%. On closing, the Company and Wheaton will each acquire from Rio Algom a net 12.5% interest in Alumbrera. The acquisition of Alumbrera is subject to due diligence, financing, all necessary regulatory and third party approvals and consents and entering into a definitive purchase and sale agreement. The acquisition is scheduled to close by June 23, 2003. In addition, the Company must receive sufficient commitments for its equity funding by May 23, 2003, failing which Wheaton will be entitled to acquire the Company's 12.5% interest for $1.

Pursuant to the agreement, the Company will reimburse Wheaton for US$1 million of Wheaton's costs for the due diligence costs incurred on the acquisition by Wheaton of its initial 25% interest in the Alumbrera project. An initial payment of US$250 was paid to Wheaton on April 8, 2003.



NORTHERN ORION

EXPLORATIONS LTD.

Suite 250, 1075 West Georgia Street, Vancouver, BC, V6E 3C9

Tel: (604) 689-9663 Fax: (604) 434-1487

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual and Extraordinary General Meeting of Shareholders

To be Held on

Monday, June 16, 2003



NORTHERN ORION
EXPLORATIONS LTD.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9
Tel: (604) 689-9663 Fax: (604) 434-1487

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and extraordinary general meeting (the "**Meeting**") of the members of Northern Orion Explorations Ltd. (the "**Company**") will be held in the Strathcona Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Monday, June 16, 2003, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2002.
2. To determine the number of directors at five.
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To consider and, if thought fit, to approve by ordinary resolution, a proposed special warrant financing (the "**Proposed Financing**"), as more particularly described in the Information Circular accompanying this Notice.
7. To consider and, if thought fit, to approve by special resolutions:

   (a) a consolidation of the common shares of the Company;

   (b) an increase in the authorized capital of the Company;

   (c) the change of name of the Company; and

   (d) the alteration of the Memorandum of the Company to reflect the consolidation of shares, increase in authorized capital and change of name,

   as more particularly described in the Information Circular accompanying this Notice.
8. To consider and, if thought fit, to approve by ordinary resolution, an increase in the maximum aggregate number of common shares of the Company subject to option under the stock option plan of the Company and the granting of options thereunder, as more particularly described in the Information Circular accompanying this Notice.
9. To consider and, if thought fit, to approve by ordinary resolution, a further increase in the maximum aggregate number of common shares of the Company subject to option under the stock option plan of the Company, such increase to take effect upon and subject to the completion of the Proposed Financing, as more particularly described in the Information Circular accompanying this Notice.
10. To consider and, if thought fit, to approve by ordinary resolution, the issuance by the Company in one or more private placements during the 12 month period commencing June 16, 2003, of such number of

securities as would result in the Company issuing or making issuable 228,600,922 common shares, as more particularly described in and subject to the restrictions in the Information Circular accompanying this Notice.

11. To consider and, if thought fit, to approve by ordinary resolution, the issuance by the Company in one or more private placements during the 12 month period commencing June 16, 2003, subject to and conditional upon completion of the Proposed Financing, of such number of securities as would result in the Company issuing or making issuable 1,151,677,845 common shares or such lesser number of common shares as is equal to 100% of the number of common shares of the Company which will be issued and outstanding upon the exercise or deemed exercise of the special warrants sold in the Proposed Financing, as more particularly described in and subject to the restrictions described in the Information Circular accompanying this Notice.

12. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 16th day of May, 2003.

BY ORDER OF THE BOARD

"David Cohen"
David Cohen, President



NORTHERN ORION

EXPLORATIONS LTD.

INFORMATION CIRCULAR

(As at May 9, 2003, except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of **Northern Orion Explorations Ltd.** (the "**Company**") for use at the annual and extraordinary general meeting (the "**Meeting**") of the Company to be held on June 16, 2003 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder of the member (the "**shareholder**"). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "**Management Proxyholders**").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting by Proxy

Common shares of the Company represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a registered shareholder in respect of common shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of the Meeting, this Information Circular and the proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to either the Company or the transfer agent** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of

the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

Voting Shares and Principal Holders Thereof

As of May 9, 2003, 228,600,922 common shares of the Company were issued and outstanding, each such common share entitling the holder thereof to one vote on each matter voted upon at the Meeting. Each holder of record of common shares of the Company on May 9, 2003 was entitled to notice of the Meeting and is entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as at the record date, May 9, 2003, no persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are appointed. **In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.**

Shareholder approval will be sought to determine the number of directors of the Company at five (5).

The Company has an Audit Committee, an Executive Compensation and Corporate Governance Committee and an Environmental Committee. Members of these committees are as set out below. The Executive Committee of the Company was dissolved by the Board of Directors in July 2002. The primary responsibility of the Executive Committee prior to its dissolution was to review and approve any transactions of the Company involving its former controlling shareholder, Miramar Mining Corporation ("**Miramar**"). Miramar ceased to be the controlling shareholder of the Company in 2002.

Management of the Company proposes to nominate each of the following persons for election as a director of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Municipality of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned or, Directly or Indirectly, Controlled(4)
John K. Burns(1)(2)(3) Philadelphia, PA	Director	Managing Director of Frontier Risk Management Inc.	1995	20,000 shares 1,000,000 options
David Cohen West Vancouver, B.C.	President, Chief Executive Officer and Director	President and Chief Executive Officer of Northern Orion Explorations Ltd. since August 2002. Vice-President and Chief Operating Officer of Northern Orion Explorations Ltd. from 2000 to 2002. Previously, an Executive with Miramar Mining Corporation and Fluor Daniel	July 2002	4,200,000 options
Robert Cross West Vancouver, B.C.	Chairman of the Board and Director	Private Investor	2001	10,000,000 shares 13,500,000 options and warrants
P. Terrance O'Kane(1)(2)(3) Surrey, B.C.	Director	Independent Consultant	1999	1,000,000 options
Stephen Wilkinson(1)(2)(3) North Vancouver, B.C.	Director	President and Chief Executive Officer of ValGold Resources Ltd. President and Chief Executive Officer of Northern Orion Explorations Ltd. from 1999 to August 2002. Previously, a Mining Analyst with RBC Dominion Securities Inc.	1999	84,000 shares 2,200,000 options

(1) Member of the Audit Committee.

(2) Member of the Executive Compensation and Corporate Governance Committee.

(3) Member of the Environmental Committee.

(4) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 9, 2003, based upon information furnished to the Company by individual directors.

Pursuant to the terms of an agreement (the "**Credit Agreement**") entered into effective April 22, 2003 between an indirect wholly-owned subsidiary of the Company and Endeavour Mining Capital Corp. ("**Endeavour**"), and in connection with the US$3 million credit facility provided by Endeavour pursuant thereto, Endeavour is entitled to nominate one duly qualified person to serve as a director of the Company until the obligations under the Credit Agreement are paid and satisfied in full. The credit facility has an initial maturity date of November 8, 2003, which may be extended to May 8, 2004. To date, Endeavour has not appointed a director-nominee to the Board of Directors of the Company.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Information Circular intend to vote for the election of the foregoing individuals as directors of the Company until the close of the next following annual general meeting of the shareholders of the Company or until their successors are elected.

STATEMENT OF EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "**Rules**") made under the *Securities Act* (British Columbia)) sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2002 and the other four most highly compensated executive officers of the Company as at December 31, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000, and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "**Named Executive Officers**").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen-sation ($)
David Cohen President and Chief Executive Officer[1]	2002	Nil	Nil	144,000[2]	Nil	Nil	Nil	Nil
	2001	Nil	Nil	120,000[2]	1,200,000[3]	Nil	Nil	Nil
	2000	Nil	Nil	Nil	700,000[4]	Nil	Nil	Nil
Stephen Wilkinson Former President and Chief Executive Officer[5]	2002	Nil	Nil	84,000[6]	Nil	Nil	Nil	162,000[8]
	2001	Nil	Nil	144,000[6]	1,700,000[3]	Nil	Nil	Nil
	2000	Nil	Nil	108,000[7]	1,200,000[4]	Nil	Nil	Nil
Robert Cross Chairman of the Board[9]	2002	Nil	Nil	104,326[10]	Nil	Nil	Nil	Nil

(1) Mr. Cohen was appointed President and Chief Executive Officer in August 2002. Prior to August 2002, Mr. Cohen served as Vice-President and Chief Operating Officer of the Company.

(2) Paid to Maluti Services Ltd. of which Mr. Cohen is the principal. A further $101,182 in 2002 and $97,024 in 2001 was paid to Maluti Services Ltd. on account of expenses.

(3) 350,000 of these stock options are subject to vesting and will vest on August 30, 2003, the second anniversary date of grant. In the event of a "Major Corporate Transaction", these unvested options will vest immediately. A Major Corporate Transaction is defined as a bona fide offer to shareholders of the Company which, if accepted, would result in the offeror becoming a control person of the Company or a transaction by which the Company enters into an agreement which provides for or could result in an exchange of shares by shareholders of the Company.

(4) These stock options were granted on February 4, 2000, and were cancelled during the financial year ended December 31, 2001.

(5) Mr. Wilkinson was President and Chief Executive Officer from October 1999 to August 2002.

(6) Paid to Dunrowan Management Ltd. ("**Dunrowan**") of which Mr. Wilkinson is a shareholder. A further $12,407 in 2002 and $31,380 in 2001 was paid on account of expenses.

(7) A further $68,113 was paid to Dunrowan on account of expenses.

(8) Represents a severance payment paid to Mr. Wilkinson in connection with his resignation as President and Chief Executive Officer in August 2002. See "Termination of Employment, Change in Responsibilities and Employment Contracts".

(9) Robert Cross was appointed Chairman of the Board in June 2002.

(10) Paid to 1341180 Ontario Ltd. of which Mr. Cross is the principal. A further $44,326 was paid to 1341180 Ontario Ltd. and other private companies of which Mr. Cross is the principal, on account of expenses.

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Options and SARs

Stock Options

Under the stock option plan of the Company (the "**Stock Option Plan**"), options to purchase common shares of the Company may be granted to full or part-time employees and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company. In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company. The exercise price per common share may not be less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which the option is granted. Each option is for a term specified by the directors, to a maximum of ten years, and is not exercisable unless the optionee has been employed by, a director or an officer of, or engaged in providing ongoing management or consulting services for, the Company or a subsidiary of the Company continuously since the date of grant of the option, except in the case of the death of an optionee, in which case the option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be an eligible participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable for a maximum of 30 days thereafter. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Company in connection with any purchase of common shares from the Company.

The directors of the Company have approved the adoption of an amended Stock Option Plan which increases the number of common shares reserved for grant. They have also approved the granting of an aggregate of 1,100,000 options under the amended Stock Option Plan. The amendments to the Stock Option Plan and the granting of options thereunder are subject to shareholder and regulatory approval pursuant to the requirements of the TSX. See "Particulars of Other Matters to be Acted Upon – Resolutions to Amend the Stock Option Plan".

Stock Appreciation Rights

The Stock Option Plan also provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan. A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the common shares of the Company to which the terminated option relates, to receive that number of common shares of the Company, disregarding fractions, which, when multiplied by the fair value of the common shares to which the terminated option relates (which is the average of the high and low board lot prices for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the fair value and the exercise price per share of such common shares, less any amount required to be withheld on account of income taxes.

Option/SAR Grants During the Most Recently Completed Financial Year

The Company did not grant any stock options or share appreciation rights under the Stock Option Plan or otherwise during the most recently completed financial year to any of the Named Executive Officers. Subsequent to the end of the most recently completed financial year, 10.4 million stock options were granted under the Stock Option Plan, of which 6.5 million were granted to Named Executive Officers.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end. The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
David Cohen	Nil	N/A	850,000/350,000	Nil/Nil
Stephen Wilkinson	Nil	N/A	1,350,000/350,000	Nil/Nil
Robert Cross	Nil	N/A	500,000/Nil	Nil/Nil

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The services of David Cohen and Robert Cross are provided pursuant to management contracts with private corporations controlled by them. Under the terms of the respective management contracts, private companies controlled by Mr. Cohen and Mr. Cross, respectively, are each paid $12,000 per month plus an additional $3,000 per month for expenses, and are reimbursed for out-of-pocket expenses. In the event of a change of control of the Company or a change in the majority of the numbers of the Board of Directors of the Company, the agreements require 12 months notice of termination. The current management contracts were reviewed and approved by a committee of independent directors of the Company in March 2003.

The Company had a similar engagement with Stephen Wilkinson which was terminated upon the resignation of Mr. Wilkinson as President and Chief Executive Officer of the Company in August 2002.

Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Management Contracts

Management contracts with respect to the services of Mr. Cohen and Mr. Cross are described under "Termination of Employment, Change in Responsibilities and Employment Contracts". Certain administrative and accounting services are provided to the Company by LMC Management Services Ltd., a company owned by a number of other public corporations. Services are supplied by LMC Management Services Ltd. on a cost recovery basis. The Company paid an aggregate of approximately $169,161 to LMC Management Services Ltd. in respect of its services in the financial year ended December 31, 2002.

Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

Compensation Committee

The Company did not have a compensation committee during 2002. The Board of Directors as a whole was responsible for determining the compensation of executive officers of the Company. In April 2003, an Executive Compensation and Corporate Governance Committee was formed, comprising of John K. Burns, P. Terrance O'Kane and Stephen Wilkinson. Responsibility for the determination of compensation of executive officers of the Company has been delegated to this committee. See "Corporate Governance".

Composition of the Board

During 2002, there were a number of changes to the Board of Directors. In connection with the Company's restructuring, the two Miramar representatives on the Board resigned and in July and August 2002, the Board was reduced to five directors, Robert Cross became an executive Chairman and David Cohen was appointed President and Chief Executive Officer and a director. Prior to these changes, only one director was also an officer of the Company and its subsidiaries. For the balance of 2002, three of the directors held offices with the Company or its subsidiaries, as set forth below.

Mr. Cohen became a director of the Company in July 2002 and was appointed President and Chief Executive Officer of the Company in August 2002. Prior to August 2002, Mr. Cohen served as Vice-President and Chief Operating Officer of the Company. Mr. Cohen also serves as an officer of certain subsidiaries of the Company. Stephen Wilkinson was President and Chief Executive Officer of the Company until August 2002 and continues to serve as an officer of certain subsidiaries of the Company although he does not perform any managerial functions. Mr. Cross, appointed non-executive Chairman of the Board of the Company in June 2002, subsequently became an executive Chairman.

During 2002, Mr. Cohen, Mr. Cross and Mr. Wilkinson each had a relationship that requires disclosure by the Company under "Interest of Insiders in Material Transactions".

Report on Executive Compensation

Historically the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options. In establishing levels of remuneration and in

granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration. Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provides long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for long-range strategy development and implementation.

David Cohen replaced Stephen Wilkinson as the Chief Executive Officer of the Company in August 2002. During fiscal 2002 while serving as executive officers, both Mr. Cohen and Mr. Wilkinson were compensated on the basis of contracts previously entered into in June 2000. The contracts pursuant to which each was compensated were not reviewed by the Board of Directors during 2002. To the knowledge of the Board of Directors, the compensation of Mr. Cohen and Mr. Wilkinson as executive officers of the Company was determined pursuant to the same general guidelines described above for executive officers of the Company. In 2002, a contract for services to be rendered by Mr. Cross was reviewed by the entire Board, with the exception of Mr. Cross, and was approved on the basis of the criteria above. The Company entered into new contracts with Mr. Cohen and Mr. Cross in February 2003. The contracts were reviewed and approved by a committee of independent directors of the Company, on the basis of the same general guidelines.

The Stock Option Plan is administered by the Board of Directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Executive Compensation and Corporate Governance Committee comprising of John K. Burns, P. Terrance O'Kane and Stephen Wilkinson.

Compensation of Directors

The Company does not pay cash compensation to directors of the Company for services rendered in their capacity as directors or for their services rendered as members of committees.

The Company has no plans other than the Stock Option Plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year. The Company did not make any grants of options to purchase securities of the Company during the most recently completed financial year to the directors of the Company. Subsequent to the end of the most recently completed financial year, 10.4 million stock options were granted under the Stock Option Plan, of which 7.5 million were granted to directors of the Company.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Company, assuming a $100 investment in the common shares of the Company on December 31, 1997, with the TSE 300 Index during such period, assuming dividend reinvestment. The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (December 31, 1997 to December 31, 2002).

Five-Year Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

December 31, 1997 - December 31, 2002


200.00
150.00
100.00
50.00
0.00
1997
1998
1999
2000
2001
2002
NNO
TSE

CORPORATE GOVERNANCE

In December 1994, the TSX Committee on Corporate Governance in Canada (the "**TSX Committee**") issued its report on proposed guidelines for corporate governance in Canada. In May 1995, the TSX adopted the TSX Committee's report and announced that all companies with a year-end on or after June 30, 1995 would be required to describe their practices and policies with regards to corporate governance with reference to the TSX Committee's report guidelines, on an annual basis, by way of a corporate governance statement contained in the company's annual report or circular. The disclosure is required to be made with reference to each of the guidelines (the "**TSX Guidelines**") set out in the TSX Company Manual, and where the Company's system is different from any of the TSX Guidelines, each difference and the reason for the difference is to be clearly disclosed.

The Statement of Corporate Governance Practices attached hereto as Schedule "B" relates the corporate governance practices of the Company to the TSX Guidelines. The Statement of Corporate Governance Practices has been approved by the Board of Directors of the Company.

Since 2000, the Company has undergone substantial restructuring and reorganization and has been operating with minimal financial resources. Notwithstanding this, the Board of Directors has endeavoured to meet the TSX Guidelines wherever possible, including through meetings on an ad hoc basis of independent directors to consider, in particular, the compensation of related directors. In connection with the transactions recently embarked upon by the Company, a standing Executive Compensation and Corporate Governance Committee has been formed with the mandate of reviewing all corporate governance matters. The

Committee is in the process of completing that review and has made a number of recommendations which have been adopted by the Board of Directors and are in various stages of implementation. Specifically, the Board of Directors has adopted a Board of Directors' Mandate, an Audit Committee Charter, a Code of Ethics for Financial Reporting Officers and an Executive Compensation and Corporate Governance Committee Charter, and has appointed a non-related director, John K. Burns, to serve as "Lead Director" with the responsibility to ensure that the Board of Directors of the Company executes its mandate independently of management.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is not currently, nor was there during the most recently completed financial year, any indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of any of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In 2001 and 2002, the Company concluded a restructuring of debts owing by it to its former controlling shareholder, Miramar. The debt restructuring resulted in the conversion by Miramar of the convertible portion of a previously issued convertible debenture at $1.47 per share (14,439,621 common shares were issued to Miramar as a result of the conversion), the consolidation of all other indebtedness of the Company to Miramar into convertible promissory notes (the "**Convertible Notes**"), the reduction of the maximum amount payable under a previously granted proceeds and royalty interest in favour of Miramar from approximately $18 million to $15 million, and the amendment of the proceeds interest to exclude any proceeds of sale of the Company's San Jorge property. In connection with the debt restructuring, Miramar granted 1341180 Ontario Limited an option (the "**Option**") to purchase all but 10 million of the common shares of the Company then held by Miramar and the Convertible Notes until June 30, 2002. Robert Cross, the principal of 1341180 Ontario Limited, became a director of the Company subsequent to negotiation of the debt restructuring and the Option. In June 2002, 1341180 Ontario Limited exercised the Option with respect to 18 million common shares and assigned to third parties the Option on an additional 30 million common shares and on the Convertible Notes.

In March 2002, ValGold Resources Ltd., a company with, at the time, two common directors (now only one common director), purchased 8,333,333 common shares and 500,000 share purchase warrants of the Company on a private placement basis for total consideration of $500,000. Proceeds of the private placement were used for working capital purposes and to conduct due diligence related to a potential acquisition.

In August 2002, an insider and an associate of an insider of the Company each purchased 10,000,000 common shares and 10,000,000 common share purchase warrants of the Company on a private placement basis for aggregate consideration of $2,000,000. Proceeds of the private placement were used for working capital purposes and to conduct due diligence related to a potential acquisition. In March 2003, an insider of the Company and two associates of insiders of the Company purchased in aggregate 5,050,000 of 40,000,000 units issued by the Company on a private placement basis.

During fiscal 2002, the Company paid administrative expenses to LMC Management Services Ltd., a private company which has a director and an officer in common with the Company and provides services to the Company on a cost recovery basis.

During fiscal 2002, the Company paid legal fees of $104,328 to a law firm of which two officers of the Company are partners.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, to the knowledge of the Company, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the proposed amendments to the Stock Option Plan.

Insiders of the Company, nominees for director, and associates or affiliates of insiders or nominees may participate in the Proposed Financing, as such term is defined under "Particulars of Other Matters to be Acted Upon" below.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the form of proxy accompanying this Information Circular intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company until the close of the next following annual general meeting of the shareholders of the Company or until their successor is appointed, at a remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed as the Company's auditors effective May 16, 2003. KPMG LLP resigned as auditors of the Company effective May 16, 2003. Attached hereto as Schedule "C" is the reporting package required to be provided to shareholders under National Policy Statement No. 31 and the relevant Canadian securities legislation under which the Company is a reporting issuer. The reporting package includes the Company's Notice of Change of Auditor, a letter from KPMG LLP as former auditor, a letter from Deloitte & Touche LLP as successor auditor and a letter from the Company confirming that the Notice of Change of Auditor and the letters from KPMG LLP and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Resolution to Approve the Proposed Financing

In April 2003, the Company and Wheaton River Minerals Ltd. ("**Wheaton**") agreed to acquire a 25% interest in the Bajo de la Alumbrera ("**Alumbrera**") gold-copper mine in Argentina from Rio Algom Limited ("**Rio Algom**"), through an acquisition company ("**AcquisitionCo**") to be owned equally by the Company and Wheaton, for US$180 million (the "**Alumbrera Acquisition**"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005. The deferred amount will be secured by a charge on the shares of AcquisitionCo.

The Alumbrera Acquisition is scheduled to close on June 23, 2003. The Company's participation in the Alumbrera Acquisition is conditional upon it receiving sufficient commitments for its required equity contribution to the AcquisitionCo by May 23, 2003, failing which Wheaton will be entitled to acquire the Company's interest for $1.00. The Alumbrera Acquisition is subject to a number of conditions including due diligence, financing, all necessary regulatory and third party approvals and consents (including

consents of the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom.

In connection with the Alumbrera Acquisition, the Company intends to conduct, subject, among other things, to shareholder and regulatory approval, a private placement of special warrants to raise up to US$65 million (subject to an additional over-allotment option of US$15 million) (the "**Proposed Financing**"). Up to US$65 million of the proceeds will be used to fund the Company's portion of the purchase price in respect of the Alumbrera Acquisition and the balance, if any, will be used for working capital requirements.

The Proposed Financing will be brokered on a best efforts basis by a syndicate of agents led by Griffiths McBurney & Partners ("**GMP**") and BMO Nesbitt Burns Inc. The agents will receive a cash commission of 5% of the gross proceeds of the sale of the special warrants. In addition to any commission payments made to it as an agent, GMP will receive a cash fee equal to 1% of the aggregate fair market value of the consideration payable by the Company in respect of the Alumbrera Acquisition for its services as the Company's financial advisor in respect of the Alumbrera Acquisition.

Special warrants will be sold at a price of $0.13 pursuant to the Proposed Financing. Each special warrant will entitle the holder to receive one common share and one-half of one common share purchase warrant of the Company (collectively, one "**Unit**"), and each whole common share purchase warrant will entitle the holder to receive one additional common share of the Company for a period of up to five years at an exercise price of $0.20 per common share. The terms of the Proposed Financing require the Company to file and obtain receipts for a prospectus in each Canadian province in which special warrants are sold to qualify the issuance of the securities issuable on the exercise of the special warrants. If the Company fails to obtain a receipt for a final prospectus within 90 days of the closing date of the issuance of the special warrants, each special warrant will thereafter be exercisable for 1.1 Units (the "**Penalty Securities**") instead of one Unit.

The TSX has granted conditional approval to a maximum amount of the Proposed Financing of US$80 million and a minimum issue price of not less than $0.15 per special warrant for arm's length placees and $0.17 for non-arm's length placees. An issue price at $0.13 requires the additional prior approval of the TSX.

Insiders of the Company and their associates may participate in the Proposed Financing up to a maximum of US$3 million. If they do, they will have the option of: (i) purchasing special warrants having the same terms as the arm's length purchasers but at an issue price of $0.17 per special warrant; or (ii) purchasing special warrants at the same issue price as arm's length purchasers (i.e., $0.13 per special warrant), which special warrants will be exercisable only for common shares **and no common share purchase warrants.** In either case, insiders of the Company and their associates will not be eligible to receive any Penalty Securities in the event that a receipt is not issued for the Company's prospectus within the required time.

No new insiders or control persons of the Company will be created as a result of the Proposed Financing, and the Proposed Financing will not result in a change of control of the Company.

To reflect the base case and the over-allotment option which has been granted in connection with the Proposed Financing, the Company has prepared the following tables to reflect the two scenarios:

(1) an aggregate amount of US$65 million being raised in connection with the Proposed Financing (the "**Base Case**"); and

(2) an aggregate amount of US$80 million (i.e., US$65 million plus the over-allotment amount of US$15 million) being raised in connection with the Proposed Financing (the "**High Case**").

Regardless of the size of the Proposed Financing, the Proposed Financing will result in significant dilution to existing shareholders of the Company.

The following tables show the potential dilutive effect of the Proposed Financing at each of the Base Case and High Case, including the issuance of Penalty Securities. Under the Base Case, a total of 1.238 billion common shares would be issued in connection with the Proposed Financing on a fully diluted basis, and a total of 1.578 billion common shares would be outstanding on a fully diluted basis. Under the High Case, a total of 1.523 billion common shares would be issued in connection with the Proposed Financing on a fully diluted basis, and a total of 1.864 billion common shares would be outstanding on a fully diluted basis.

Under the rules and policies of the TSX, shareholder approval is required where the Company proposes to issue securities which could represent more than 25% of its issued share capital in any six-month period. The total number of common shares issuable upon the exercise or deemed exercise of the special warrants to be issued pursuant to the Proposed Financing will exceed this limit.

The following information is subject to certain assumptions, the more significant of which are set forth in the Notes following the tables.

THE "BASE CASE" – US$65 MILLION PROPOSED FINANCING		
Description	**Number of common shares**	**Fully diluted**
Issuable upon exercise of special warrants	750,000,000	750,000,000
Issuable upon exercise of special warrants in connection with Penalty Securities		75,000,000
Issuable upon exercise of underlying common share purchase warrants		375,000,000
Issuable upon exercise of underlying common share purchase warrants in connection with Penalty Securities		37,500,000
Total issuable in connection with Proposed Financing:	**750,000,000**	**1,237,500,000**
Currently issued and outstanding	228,600,922	228,600,922
Currently outstanding convertible securities		111,900,000
Total outstanding giving effect to Proposed Financing:	**978,600,922**	**1,578,000,922**

THE "HIGH CASE" – US$80 MILLION PROPOSED FINANCING		
Description	**Number of common shares**	**Fully diluted**
Issuable upon exercise of special warrants	923,076,923	923,076,923
Issuable upon exercise of special warrants in connection with Penalty Securities		92,307,692
Issuable upon exercise of underlying common share purchase warrants		461,538,462
Issuable upon exercise of underlying common share purchase warrants in connection with Penalty Securities		46,153,846
Total issuable in connection with Proposed Financing:	**923,076,923**	**1,523,076,923**
Currently issued and outstanding	228,600,922	228,600,922
Currently outstanding convertible securities		111,900,000
Total outstanding giving effect to Proposed Financing:	**1,151,677,845**	**1,863,577,845**

Assumptions:

(1) **For the purposes of converting US dollars to Canadian dollars, an exchange rate of $1.50 to US$1.00 has been assumed (resulting in a Proposed Financing of $97.5 million in the Base Case and $120 million in the High Case). The exchange rate is subject to variation and may have a significant impact on the actual amounts of securities issued in connection with the Proposed Financing.**

(2) **The common share amounts do not give effect to the Consolidation described under "Resolution Regarding Consolidation, Increase in Authorized Capital and Name Change" below.**

Shareholder approval will be sought at the Meeting to a Proposed Financing in the amount of up to US$80 million at an issue price per special warrant of $0.13, on the terms described above.

In addition to shareholder approval, the Proposed Financing is subject to regulatory approval before completion. **The Company may elect not to proceed with the Proposed Financing despite obtaining shareholder approval.**

The form of ordinary resolution set out below will be proposed at the Meeting:

> "RESOLVED as an ordinary resolution that the Company be authorized to proceed with the Proposed Financing in the amount of up to US$80 million, including the issuance of up to 923,076,923 special warrants at a minimum price of $0.13 per special warrant with each special warrant exercisable for no additional consideration into one common share and one-half of one common share purchase warrant, each whole common share purchase warrant exercisable to acquire one additional common share at $0.20 per share for a period of five years, and the issuance of the Penalty Securities in the event the Company does not obtain a final receipt for a prospectus within the time specified, all as more particularly described in the Information Circular of the Company dated May 16, 2003."

In order to be effective, the proposed ordinary resolution must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Resolutions Regarding Consolidation, Increase in Authorized Capital and Name Change

Shareholders of the Company will also be asked at the Meeting to approve special resolutions authorizing a consolidation of the common shares of the Company, an increase in the authorized capital of the Company, the change of name of the Company, and the alteration of the Memorandum of the Company. In addition to shareholder approval, such actions are subject to regulatory approval before completion. **In the event the Company does not proceed with the Proposed Financing for any reason, the directors of the Company may elect not to proceed to implement all or any of the matters described in the special resolutions notwithstanding shareholder approval.**

Consolidation of Capital

To facilitate the Proposed Financing and future financings of the Company, shareholders of the Company will be asked at the Meeting to approve a special resolution to consolidate all of the Company's authorized and issued common shares on a one (1) for ten (10) basis (the "**Consolidation**"), such that for each ten (10) common shares presently held, each shareholder will receive one (1) new common share upon completion of the Consolidation. As at the record date for the Meeting, there were 228,600,922 common shares of the Company issued and outstanding and a further approximately 111,900,000 common shares reserved for issuance pursuant to convertible securities, for a total of approximately 340,500,922 common shares on a fully diluted basis.

The TSX will not permit the Consolidation in the Company's common shares to occur until it has been demonstrated that certain financial and distribution requirements will be met on a post-Consolidation basis. The requirements include:

(1) that the Company have: (i) net tangible assets of $5,000,000; (ii) proven reserves to provide a mine life of at least three years, calculated by a qualified and independent technical authority; or (iii) pre-tax profitability in the last fiscal year, pre-tax cash flow of $350,000 in the last fiscal year and an average pre-tax cash flow of $300,000 for the last two fiscal years; and

(2) that, on a post-consolidation basis, there are at least 1,000,000 freely-tradeable common shares of the Company held by at least 300 public holders, each holding one board lot or more.

As of the date hereof, the Company has not as yet demonstrated to the TSX that it will meet such requirements. As a result, the Consolidation remains subject to TSX approval.

The TSX has permitted the Company, nevertheless, to seek shareholder approval for the Consolidation and name change. Upon approval by shareholders, the TSX will permit the approval resolution to be valid for a period of 12 months from the date of the approval of such resolution or until such time as the TSX requirements will be met.

The Company believes that it will be able to meet the financial and distribution requirements of the TSX on a post-Consolidation basis.

Subject to the receipt of all necessary approvals, including the passing of the resolution respecting the Consolidation, the common shares of the Company will commence trading on the TSX on a consolidated basis on a date to be determined by the Company and the TSX.

Upon completion of the Consolidation (without taking into account the Proposed Financing), approximately 22,860,092 common shares of the Company will be issued and outstanding and approximately 11,190,000 common shares will be reserved for issuance, for a total of approximately 34,050,092 common shares on a fully diluted basis. The number of common shares of the Company issuable on the exercise of convertible securities and the conversion, option or warrant prices of such convertible securities will be adjusted proportionately to reflect the Consolidation.

Except for any variances attributable to fractional shares, the change in the number of issued and outstanding common shares of the Company that will result from the Consolidation will cause no change in the capital attributable to the shares and will not materially affect any shareholder's percentage ownership in the Company, even though such ownership will be represented by a smaller number of shares. However, the Consolidation could lead to an increase in the number of shareholders who hold less than a board lot, or board lots plus odd lots, and the cost to shareholders of transferring odd lots may be higher than the cost of transferring board lots.

Increase of Authorized Capital

The Company is currently authorized to issue 700,000,000 shares divided into 500,000,000 common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value. Of this amount, as at May 9, 2003, 228,600,922 common shares are issued and outstanding and approximately 111,900,000 are reserved for issuance, for a total of approximately 340,500,922 common shares on a fully diluted basis. There are no preference shares currently issued.

In order to provide sufficient authorized capital for future share capital requirements after the Consolidation, including the Proposed Financing, shareholders of the Company will be asked to approve a special resolution to increase the authorized number of shares of the Company to 900,000,000 shares (post-Consolidation) divided into 700,000,000 common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value. The special rights and restrictions of the aforementioned shares are as set out in the Articles of the Company.

Change of Name

Management is of the view that the current name of the Company will not be reflective of the nature of its operations following the Alumbrera Acquisition. Accordingly, shareholders of the Company will be asked to approve a special resolution to change the name of the Company from "Northern Orion Explorations Ltd." to "Northern Orion Resources Inc.", or such other name as may be acceptable to the directors of the Company and the applicable regulatory authorities.

To reflect the Consolidation, increase in authorized capital and change of name, shareholders of the Company will be asked to approve the following special resolutions:

"RESOLVED as special resolutions that:

(a) the 500,000,000 common shares without par value in the capital of the Company be consolidated into 50,000,000 common shares without par value, every ten (10) common shares before consolidation being consolidated into one (1) common share (the "**Consolidation**"), and that the Memorandum of the Company be altered accordingly;

(b) after giving effect to the Consolidation, the authorized number of shares of the Company be increased from 700,000,000 shares (pre-Consolidation) to 900,000,000 shares (post-Consolidation), divided into 700,000,000 common shares without par value, 100,000,000 first preference shares without par value and 100,000,000 second preference shares without par value, and that the Memorandum of the Company be altered accordingly;

(c) the name of the Company be changed from "Northern Orion Explorations Ltd." to "Northern Orion Resources Inc.", or to such other name as may be acceptable to the directors of the Company and the applicable regulatory authorities, and that the Memorandum of the Company be altered accordingly;

(d) the Memorandum of the Company as altered by these resolutions be in the form set out in the attached Schedule "A" so that the Memorandum as altered shall, at the time of filing, comply with the *Company Act* (British Columbia); and

(e) the directors of the Company are authorized to implement a part but not all of the special resolutions or none of the special resolutions in their absolute discretion,

all as more particularly described in the Information Circular of the Company dated May 16, 2003."

Pursuant to the *Company Act* (British Columbia), the foregoing resolutions require the approval of the shareholders of the Company by special resolution, being a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

The directors of the Company believe the passing of the foregoing special resolutions is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolutions unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

To effect the resolution respecting the Consolidation, the Company will send a letter of transmittal by mail to shareholders instructing them to surrender the certificates representing their common shares of the Company for replacement certificates representing the number of common shares of the Company to which they are entitled as a result of the Consolidation. Until surrendered, each current share certificate

representing common shares will be deemed for all purposes to represent the number of common shares to which the shareholder is entitled as a result of the Consolidation.

Resolutions to Amend the Stock Option Plan

On April 26, 2003, the directors of the Company approved an amendment to the Stock Option Plan to increase the maximum aggregate number of common shares of the Company subject to option under the Stock Option Plan from 16,000,000 (1,600,000 post-Consolidation) to 22,860,000 (2,286,000 post-Consolidation) which number represents 10% of the issued and outstanding shares as at the record date for the Meeting (the "**First Amendment**"). The directors also approved a further increase in the maximum aggregate number of common shares of the Company subject to option under the Stock Option Plan (as amended by the First Amendment) from 22,860,000 (2,286,000 post-Consolidation) to that number of common shares as shall equal 10% of the issued and outstanding common shares of the Company following and taking into account the common shares issuable upon exercise or deemed exercise of the special warrants sold in the Proposed Financing (the "**Second Amendment**") . The Second Amendment is to become effective only upon completion of the Proposed Financing.

Assuming:

(1) a Proposed Financing of US$80 million;

(2) no issuance of Penalty Securities;

(3) an exchange rate of $1.50 to US$1.00; and

(4) issuance of the common shares issuable upon exercise or deemed exercise of the special warrants,

the issued and outstanding share capital of the Company will be 1,151,677,845 common shares and the number of shares reserved for grant under the Second Amendment to the Stock Option Plan will be 115,167,000 (or 11,516,700 post-Consolidation), after taking into account the 923,076,923 (or 92,307,692 post-Consolidation) common shares issuable upon exercise or deemed exercise of the special warrants sold in the Proposed Financing. **The actual number of common shares will be subject to variation based on the actual aggregate amount of the Proposed Financing and the actual exchange rate in effect on the date of the Proposed Financing.**

Members of the Company will be asked at the Meeting to approve ordinary resolutions to approve, ratify and affirm (i) the **First Amendment** to the Stock Option Plan, and the granting of 1,100,000 (pre-Consolidation) options under the amended Stock Option Plan; and (ii) the **Second Amendment** to the Stock Option Plan. **The First Amendment and the Second Amendment are subject to the approval of the TSX.**

First Amendment to the Stock Option Plan

The form of ordinary resolution set out below will be proposed at the Meeting to give effect to the First Amendment:

"RESOLVED as an ordinary resolution that:

(a) the amendment to the stock option plan of the Company to increase the maximum aggregate number of common shares of the Company subject to option under the stock option plan from 16,000,000 (or 1,600,000 post-Consolidation) to 22,860,000 (or 2,286,000 post-Consolidation); and

(b) the granting of 1,100,000 (pre-Consolidation) options on the common shares of the Company under the amended Stock Option Plan,

all as more particularly described in the Information Circular of the Company dated May 16, 2003, be, and are hereby, approved, ratified and affirmed."

Second Amendment to the Stock Option Plan

The form of ordinary resolution set out below will be proposed at the Meeting to give effect to the Second Amendment:

"RESOLVED as an ordinary resolution that the amendment to the stock option plan of the Company to increase the maximum aggregate number of common shares of the Company subject to option under the stock option plan from 22,860,000 (or 2,286,000 post-Consolidation) to 115,167,000 (or 11,516,700 post-Consolidation) or such lesser number as shall equal 10% of the issued and outstanding common shares of the Company following and taking into account the common shares issuable upon exercise or deemed exercise of the special warrants sold in the Proposed Financing, such increase to take effect upon and subject to the completion of such Proposed Financing, all as more particularly described in the Information Circular of the Company dated May 16, 2003, be, and is hereby, approved."

In order to be effective, the proposed ordinary resolutions must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe the passing of the foregoing ordinary resolutions are in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolutions unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

Resolutions in Connection with Additional Financing by Private Placement that Exceeds 25% of the Issued and Outstanding Share Capital of the Company

The Company from time to time investigates opportunities to raise financing on advantageous terms. The Company may undertake additional financings over the next year and expects one or more of these to be

structured as private placements. Under the rules of the TSX, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e., issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period may not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "**TSX 25% Rule**"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the ability of the Company to raise funds by private placement of its securities.

Management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such transactions are completed within 12 months of the date such advance approval is given.

The Company's issued and outstanding share capital on the record date for the Meeting is 228,600,922 common shares. The Company proposes that the maximum number of common shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing June 16, 2003 would not exceed 228,600,922 (or 22,860,092 pre-Consolidation) common shares in the aggregate, being 100% of the Company's issued and outstanding share capital as at the record date for the Meeting.

In anticipation of the completion of the Proposed Financing, the Company is also seeking shareholder approval authorizing the Company to issue or make issuable in the 12 month period commencing June 16, 2003, ***but subject to completion of the Proposed Financing***, of up to 100% of the Company's issued and outstanding share capital assuming exercise of the special warrants sold in the Proposed Financing.

Assuming:

(1) a Proposed Financing of US$80 million;

(2) no issuance of Penalty Securities;

(3) an exchange rate of $1.50 to US$1.00; and

(4) issuance of the common shares issuable upon exercise or deemed exercise of the special warrants,

the issued and outstanding share capital of the Company will be 1,151,677,845 common shares, after taking into account the 923,076,923 (or 92,307,692 post-Consolidation) common shares issuable upon exercise or deemed exercise of the special warrants sold in the Proposed Financing. **The actual number of common shares will be subject to variation based on the actual aggregate amount of the Proposed Financing and the actual exchange rate in effect on the date of the Proposed Financing.**

The Company proposes that, if the Proposed Financing is completed, the maximum number of shares which either would be issued or made subject to issuance under one or more private placements (not including those issued or issuable in connection with the Proposed Financing) in the 12 month period commencing on June 16, 2003, would not exceed 1,151,677,845 (or 115,167,784 post-Consolidation) or such lesser number of common shares as is equal to 100% of the number of common shares of the Company which will be issued and outstanding upon the exercise or deemed exercise of the special warrants sold in the Proposed Financing.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to approval by the directors of the Company and to the following additional restrictions:

(i) it must be substantially with parties at arms-length to the Company;

(ii) it cannot materially affect control of the Company;

(iii) it must be completed within a 12 month period following the date the advance shareholder approval is given; and

(iv) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "**Market Price**") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arms-length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests its shareholders to pass ordinary resolutions in the following terms to approve such private placements on the basis of the Company's current issued and outstanding share capital and on the basis of the issued and outstanding share capital assuming completion of the Proposed Financing.

Based on the Current Issued and Outstanding Shares

The ordinary resolution that will be proposed at the Meeting based on the Company's current issued and outstanding share capital is as follows:

> "RESOLVED as an ordinary resolution that the issuance by the Company in one or more private placements during the 12 month period commencing June 16, 2003, of such number of securities as would result in the Company issuing or making issuable 228,600,922 (or 22,860,092 post-Consolidation) common shares, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated May 16, 2003, be, and is hereby, approved."

Based on the Issued and Outstanding Shares After Taking into Account Proposed Financing

The ordinary resolution that will be proposed at the Meeting based on the Company's issued and outstanding share capital assuming completion of the Proposed Financing, is as follows:

> "RESOLVED, as an ordinary resolution that, subject to and conditional upon completion of the Proposed Financing, the issuance by the Company in one or more private placements during the 12 month period commencing June 16, 2003, of such number of securities as would result in the Company issuing or making issuable 1,151,677,845 (or 115,167,784 post-Consolidation) common shares or such lesser number of common shares as is equal to 100% of the number of common shares of the Company which will be issued and outstanding upon the exercise or deemed exercise of the special warrants sold in the Proposed Financing, all as more particularly described in and subject to the restrictions described in the Company's Information Circular dated May 16, 2003, be, and is hereby, approved."

In order to be effective, the proposed ordinary resolutions must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe the passing of the foregoing ordinary resolutions is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

In the event one or both of the resolutions are not passed, the TSX may not approve any private placements that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule, without specific shareholder approval. Such restriction could impede an acquisition or financing and the Company's timely access to required funds on favourable terms.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolutions unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

<u>Other Matters</u>

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Approval of Directors

The contents and sending of this Information Circular has been approved by the directors of the Company.

DATED: May 16, 2003

BY ORDER OF THE BOARD OF DIRECTORS

"David Cohen"
David Cohen, President
and Chief Executive Officer

SCHEDULE "A"

FORM 1

(SECTION 5)

COMPANY ACT

ALTERED MEMORANDUM

(As altered by a Special Resolution passed June 16, 2003)

1. The name of the Company is "Northern Orion Resources Inc.".

2. The authorized capital of the Company consists of Nine Hundred Million (900,000,000) shares divided into:

   (a) Seven Hundred Million (700,000,000) Common Shares without par value;

   (b) One Hundred Million (100,000,000) First Preference Shares without par value; and

   (c) One Hundred Million (100,000,000) Second Preference Shares without par value.

SCHEDULE "B"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(1)	The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.	In May 2003, the Board of Directors adopted a Board of Directors Mandate (the "Board's Mandate"), whereby the Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. Such major matters include significant acquisitions, exploration and development budgets and financings. The Board will annually adopt budgets for the upcoming year's operations and receives quarterly operating reports. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. There were eight (8) meetings of the Board in 2002. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.
	As part of the overall stewardship responsibility, should assume responsibility for the following matters:	

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(a)	Adoption of a strategic planning process.	The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.
(b)	The identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks.	Pursuant to the Board's Mandate, the Board is responsible for reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.
(c)	Succession planning, including appointing, training and monitoring senior management.	Pursuant to the Board's Mandate, the Board is responsible for succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization. In addition, the Board will receive the recommendations of the newly-formed Executive Compensation and Corporate Governance Committee regarding the compensation of the senior executive officers, including the granting of stock options.
(d)	A communications policy for the corporation.	The Company ensures that there is continuous and effective communication with the Company's shareholders and other stakeholders and with the public. Procedures include the publication of press releases and annual and quarterly financial reports, and the filing of other periodic documentation. In addition, the Company provides shareholders with various communication channels, such as the corporate website "northernorion.com". In February 2003, the Company appointed Vanguard Shareholder Solutions Inc. ("**Vanguard**") as the Company's investor relations representative. Vanguard has responsibility for the Company's website and deals with investor inquiries. Senior members of management also have frequent communication with institutional and retail shareholders.

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(e)	The integrity of the corporation's internal control and management information systems.	The Board, through its internal review process and its recent focus on strengthening its corporate governance structure, is in the process of implementing an effective system to satisfy itself that the Company's internal control and management information systems are operating properly.
(2)	The Board of Directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	Pursuant to the Board's Mandate, the Board shall be comprised with a majority of individuals who qualify as unrelated directors. During 2002, the Board was reduced in number to five (5) members. The Board considers that three (3) directors are "unrelated directors" and the remainder are "related directors", within the meaning of the TSX Guidelines. However, due to recent changes two of the "unrelated directors" hold offices of certain of the companies subsidiaries on an interim basis and, while they do not at present generally perform management functions is respect of such subsidiaries, could be called upon to do so and accordingly the Corporate Governance Committee has recommended that alternates be sought for such offices to ensure the proper composition of the Board on a going forward basis. Subject to the foregoing and in substance the Board is constituted with a majority of individuals who qualify as "unrelated directors".

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(3)	The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	Under the TSX Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In deciding whether a particular Director is a "related director" or an "unrelated director", the Board examined the factual circumstances of each director and considered them in the context of factors considered to be relevant. The Board considers that Mr. Cohen (the President and Chief Executive Officer) and Mr. Cross (the Chairman of the Board) are inside, "related" directors. The Board of Directors considers that Mr. Burns, Mr. O'Kane and Mr. Wilkinson are outside, "unrelated" directors. Mr. Burns was recently appointed the interim President of a subsidiary of the Company and Mr. Wilkinson serves as an officer of certain subsidiaries of the Company. However, the Board of Directors is reviewing possibilities for alternative appointments for those offices. The mandate of the Corporate Governance Committee includes the review of the composition of the Board and making recommendations as to changes that may be required. Under the TSX Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors. The Board considers that it is constituted with an appropriate number of directors which are not related to either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than a significant shareholder.
(4)	The Board of Directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	In April 2003, the Board of Directors appointed an Executive Compensation and Corporate Governance Committee, which is responsible, among other things, for: recommending candidates for nomination, appointment, election and re-election to the Board and its committees; annually assessing Board performance; and determining appropriate orientation and education programs for new Board members. The Board considers all of the members of this committee to be outside, unrelated directors.

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(5)	Every Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	The Executive Compensation and Corporate Governance Committee is now responsible, among other things, for assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.
(6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	The Executive Compensation and Corporate Governance Committee is responsible, among other things, for determining appropriate orientation and education programs for new Board members.
(7)	Every Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	The Executive Compensation and Corporate Governance Committee is responsible, among other things, for annually reviewing Board size and composition to ensure effectiveness.
(8)	The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	The Executive Compensation and Corporate Governance Committee is responsible, among other things, for reviewing the adequacy and form of directors' compensation, and is directed to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(9)	Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the executive committee, may include one or more inside directors.	The Board of Directors has three committees: the Audit Committee, the Executive Compensation and Corporate Governance Committee and the Environmental Committee. From time to time, ad hoc committees of the Board are appointed. • the **Audit Committee** is presently composed of three (3) members: Mr. Burns, Mr. O'Kane and Mr. Wilkinson. The Board considers all of these members to be outside, "unrelated" directors within the meaning of the TSX Guidelines. • the **Executive Compensation and Corporate Governance Committee** is presently composed of three (3) members: Mr. Burns, Mr. O'Kane, and Mr. Wilkinson. The Board considers that all members are outside, "unrelated" Directors , within the meaning of the TSX Guidelines. • the **Environmental Committee** is presently composed of three (3) members: Mr. Burns, Mr. O'Kane and Mr. Wilkinson. The Board considers all of these members to be outside, "unrelated" directors within the meaning of the TSX Guidelines.

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(10)	Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.	In April 2003, the Board formed an Executive Compensation and Corporate Governance Committee (the "**ECCGC**"). The primary function of the ECCGC is to assist the Board of Directors by: • reviewing the adequacy and form of: the Company's compensation program for the executive officers and the non-employee directors; and the compensation plans in effect or proposed for the Company's employees; and • recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members. In addition, the Board has adopted an Executive Compensation and Corporate Governance Charter for the ECCGC, whereby the ECCGC is responsible for making recommendations from time to time to the Board concerning matters related to corporate governance, as the ECCGC may deem appropriate or as may be referred to it from time to time by the Board. Annually, pursuant to its Charter, the ECCGC is required to: • review the procedure for monitoring directors' responsibility, diligence and for avoiding conflicts of interest; • review current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy; • the Board's past years' proceedings to evaluate its efficiency and make required recommendation, if any; and • take appropriate action on any comment made by shareholders or regulatory authorities on the Company's corporate governance practices.

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(11)	The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives that the CEO is responsible for meeting.	Pursuant to the Board's Mandate, the Board is responsible for adopting a strategic planning process, approving strategic plans, and monitoring performance against plans and for selecting and appointing, evaluation of and (if necessary) termination of the CEO. In addition, the Board is responsible for succession planning, including appointing, training and monitoring the performance of senior management. The newly-formed ECCGC is responsible for creating CEO and Board position descriptions and developing corporate objectives for recommendation to the Board. Once approved, the ECCGC is responsible for assessing the CEO against the corporate objectives set by the Board, and making recommendations to the Board with respect to the performance of senior management.
(12)	Every Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a Chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board's relationship to management to a committee of the Board.	The Company currently has an executive Chairman involved in management of the Company. The Chief Executive Officer of the Company is also a director of the Company. Given the size and present stage of development of the Company, the Board believes that it is reasonable that two of the individuals who are most instrumental in providing leadership, strategy and development of the Company, sit as members of the Board. The other directors consider that their ability to function independently from management and to have access to Company personnel at any time, is not impeded by the presence of Mr. Cohen and Mr. Cross on the Board. All committees of the Board are made up of at least a majority of non-management directors. In response to the TSX Guidelines, in May 2003, the Board approved the creation of the position of Lead Director, with the responsibility to ensure that the Board executes its mandate independently of management. Mr. Burns, Chairman of the Executive Compensation and Corporate Governance Committee, is currently serving as the "Lead Director". In addition, the Company's Executive Compensation and Corporate Governance Committee is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

TSX Guideline Reference	TSX Guidelines	Corporate Governance Practices of Northern Orion Explorations Ltd.
(13)	The audit committee of every Board of Directors should be composed only of outside directors. The Board should adopt a charter for the audit committee that sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Board adopted an Audit Committee Charter for its Audit Committee in May 2003, whereby the primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company's systems of internal controls regarding finance, accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to: • Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements. • Review and appraise the performance of the Company's external auditors. • Provide an open avenue of communication among the Company's auditor, financial and senior management and the Board. The members of the Audit Committee are Mr. Burns, Mr. O'Kane and Mr. Wilkinson, all of whom the Board consider to be outside, unrelated Directors.
(14)	The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	Pursuant to its Charter, the ECCGC is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

SCHEDULE "C"

CHANGE OF AUDITOR REPORTING PACKAGE



NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1.
Tel: (604) 687-4622 Fax: (604) 687-4212

May 16, 2003

KPMG LLP
777 Dunsmuir Street
Vancouver, British Columbia
V7Y 1K3

Attention: Jim Bennett

DELOITTE & TOUCHE LLP
2800 – 1055 Dunsmuir Street
Four Bentall Centre
Vancouver, British Columbia
V7X 1P4

Attention: Glenn Ives

Dear Sirs/Mesdames:

Re: Change of Auditor

This notice is being provided pursuant to National Policy Statement No. 31 – "Change of Auditor of a Reporting Issuer" and the relevant securities and corporate legislation under which Northern Orion Explorations Ltd. ("Northern Orion") is a reporting issuer. We confirm that KPMG LLP ("KPMG") has resigned as auditor of Northern Orion. KPMG informed Northern Orion of its resignation by way of a letter dated May 16, 2003. The resignation was considered by, and the recommendation to appoint Deloitte & Touche LLP on May 16, 2003 was approved by, the Audit Committee of Northern Orion. We further confirm that there were no reservations in the auditor's reports for the years ended December 31, 2002 and December 31, 2001 or for any period subsequent to December 31, 2002 and preceding the date of the resignation. We also confirm that there were no reportable events, as such term is described in National Policy Statement No. 31, in connection with the audits of Northern Orion for the year ended December 31, 2002 and preceding the date of the resignation.

Yours truly,

NORTHERN ORION EXPLORATIONS LTD.

Shannon Ross
Chief Financial Officer



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Northwest Territories Securities Commission
Registrar of Securities, Nunavut

May 20, 2003

Dear Sirs:

Re: Northern Orion Exploration Ltd. (the "Company")

We have read the attached Notice of the Company dated May 16, 2003 and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Accountants

Vancouver, Canada

cc: Glenn Ives , Deloitte & Touche LLP



Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Deloitte & Touche

May 16, 2003

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
NOVA SCOTIA SECURITIES COMMISSION
REGISTRAR OF SECURITIES, PRINCE EDWARD ISLAND
OFFICE OF THE ADMINISTRATOR OF SECURITIES, NEW BRUNSWICK
SECURITIES DIVISION, DEPARTMENT OF JUSTICE, NEWFOUNDLAND
YUKON SECURITIES COMMISSION
NORTHWEST TERRITORIES SECURITIES COMMISSION
NUNAVUT SECURITIES COMMISSION

Dear Sirs/Mesdames:

Re: Northern Orion Explorations Ltd. (the "Company")

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated May 16, 2003 and we do not disagree with the information contained in such notice as at the date thereof.

Yours truly,



CHARTERED ACCOUNTANTS

Per: Thomas Kay, Partner

cc: Northern Orion Explorations Ltd., Attn: Shannon Ross



NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

May 20, 2003

FILED VIA SEDAR

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
NOVA SCOTIA SECURITIES COMMISSION
REGISTRAR OF SECURITIES, PRINCE EDWARD ISLAND
OFFICE OF THE ADMINISTRATOR OF SECURITIES, NEW BRUNSWICK
SECURITIES DIVISION, DEPARTMENT OF JUSTICE, NEWFOUNDLAND
YUKON SECURITIES COMMISSION
NORTHWEST TERRITORIES SECURITIES COMMISSION
NUNAVUT SECURITIES COMMISSION

To whom it may concern:

Re: Northern Orion Explorations Ltd. (the "Company") - Change of Auditor

This letter confirms that the Company's audit committee has reviewed the Notice of Change of Auditor from the Company dated May 16, 2003, the letter from the Company's former auditor dated May 20, 2003 and the letter from the Company's successor auditor dated May 20, 2003.

Yours truly,

NORTHERN ORION EXPLORATIONS LTD.

Stephen J. Wilkinson
Member of the Audit Committee

PROXY

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS OF

NORTHERN ORION EXPLORATIONS LTD.

TO BE HELD IN THE STRATHCONA ROOM, FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA ON MONDAY, JUNE 16, 2003, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints David Cohen, the President and a Director of the Company, or failing this person, **Stephen Wilkinson**, a Director of the Company, or in the place of the foregoing, _________________________________ (*print name*) as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of directors at five (5)		
		For	**Withhold**
2.	To elect as director, John K. Burns		
3.	To elect as director, David Cohen		
4.	To elect as director, Robert Cross		
5.	To elect as director, P. Terrance O'Kane		
6.	To elect as director, Stephen Wilkinson		
7.	To appoint Deloitte & Touche LLP as auditor of the Company		
		For	**Against**
8.	To authorize the directors to fix the remuneration to be paid to the auditor		
9.	To approve a Proposed Financing		
10.	To approve, by special resolution: (a) a consolidation of the common shares; (b) an increase in the authorized capital; (c) the change of name; and (d) the alteration of the Memorandum of the Company to reflect the foregoing		
11.	To approve an increase in the number of common shares subject to option under the stock option plan and the granting of options thereunder		
12.	To approve a further increase in the number of common shares subject to option under the stock option plan, to take effect upon and subject to the completion of the Proposed Financing		
13.	To approve the Company issuing or making issuable in one or more private placements that number of common shares equal to 100% of the issued share capital as at May 9, 2003		
14.	To approve the Company issuing or making issuable in one or more private placements that number of common shares equal to 100% of its issued share capital after taking into account the Proposed Financing		
15.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("**Instrument of Proxy**") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.
4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e., do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for Directors and auditors as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be RECEIVED at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting can be completed at http://www.stocktronics.com/webvote

NORTHERN ORION EXPLORATIONS LTD.
(the "Company")

TO: Registered and Beneficial Shareholders

National Instrument 54-102 provides Shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company. These reports are available for review on the SEDAR website at www.sedar.com along with all other information released by the Company. If you wish to receive such statements, please complete and return this form to:

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, British Columbia
V6C 3B8

____
PLEASE PRINT NAME OF SHAREHOLDER

____
MAILING ADDRESS

____
CITY

____
PROVINCE/STATE POSTAL/ZIP CODE

____
TELEPHONE NUMBER E-MAIL ADDRESS

PREFERRED METHOD OF COMMUNICATION: ______ MAIL ______ E-MAIL

BY SIGNING BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY.

DATE: ______________________

____
SIGNATURE OF SHAREHOLDER



NORTHERN ORION

EXPLORATIONS LTD.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tel: (604) 689-9663 Fax: (604) 434-1487



May 30, 2003 **NEWS RELEASE** NNO – TSX

NORTHERN ORION FIRST QUARTER RESULTS

Northern Orion Explorations Ltd. (NNO:TSX) interim consolidated statements for the three months ended March 31, 2003 ("fiscal 2003"), present a loss of $1,171,000 or $0.01 per share compared to a loss of $468,000 or $0.00 per share in the three months ended March 31, 2002 ("fiscal 2002").

The increase in loss in fiscal 2003 is primarily due to the inclusion of a valuation for stock compensation for directors and officers' stock options which is included in professional and consulting fees. The fiscal 2003 increase includes the $750,000 in stock compensation expense resulting from the measurement of the intrinsic value of the award and the change in the intrinsic value between the grant date and the measurement date. The cash costs for professional and consulting increased from $173,000 in fiscal 2002 to $235,000 in fiscal 2003. Legal fees increased due to the restructuring of the Argentinean assets, and will continue to be a significant cost in fiscal 2003, until completion of the Agua Rica and Alumbrera acquisitions. Office, management and administration fees increased from $107,000 in fiscal 2002 to $230,000 in fiscal 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Severance and restructuring costs decreased from $154,000 in fiscal 2002 to $10,000 in fiscal 2003. During the three months ended March 31, 2003, 300,000 stock options were granted to an investor relations firm. The fair value using the Black-Scholes method of this compensation has been calculated at $20,000 and has been included in office and administration fees.

At March 31, 2003, Northern Orion had working capital of $3,928,000. During the first quarter of fiscal 2003, Northern Orion completed a private placement of 40 million units priced at $0.10 and $0.115 for non arms-length parties, for gross proceeds of approximately $4.1 million dollars. Each unit is comprised of one common share and one warrant exercisable to acquire one additional common share for two years at a price of $0.13. A financing fee of 6% was paid to an arms-length party pursuant to a financing agreement, which has been terminated.

For further information please contact:

Investor Relations – Vanguard Shareholder Solutions Inc.,

Tel: (604) 608-0824 1-(866) 801-0779

Email: info@northernorion.com

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Northern Orion announces closing of special warrant financing

/NOT FOR DISTRIBUTION IN U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Northern Orion Explorations Ltd.
TSX: NNO

VANCOUVER, May 29 /CNW/ - Northern Orion (the "Corporation" or "NNO") is pleased to announce that it has closed its previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (the "Underwriters").

The Corporation raised aggregate proceeds of approximately US$70.5 million from the sale of 732,751,754 special warrants, of which 47,820,247 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters. The special warrants were sold at a price of Cdn.$0.13 per special warrant. The balance of the over-allotment option may be exercised by the underwriters to acquire up to a further 110,240,870 special warrants for a period of 30 days following the closing.

Each special warrant is exercisable for one common share and one-half of one common share purchase warrant of the Corporation, without payment of additional consideration. Each whole warrant entitles the holder to acquire one common share at a price of Cdn.$0.20 until May 29, 2008.

Proceeds of the private placement will be used to fund NNO's equity portion of the purchase, with Wheaton River Minerals Ltd., of a 25% interest in the Bajo de la Alumbrera copper-gold mine in Argentina from Rio Algom Limited, a wholly owned subsidiary of BHP Billiton, for US$180 million. The gross proceeds of the private placement are being held in escrow pending the completion of the acquisition, which is expected to occur in late June, and the satisfaction of certain other release conditions.

Annual and Extraordinary General Meeting

The Corporation's annual and extraordinary general meeting of shareholders of the Corporation will be held on June 16, 2003. At that meeting, special resolutions will be proposed to consolidate the Corporation's common share capital on a ten (10) old for one (1) new basis, to change the Corporation's name to "Northern Orion Resources Inc." and to increase its authorized common share capital to 700 million common shares on a post-consolidated basis. The Corporation proposes this consolidation to facilitate the previously announced special warrant financings and any future financings. There are presently approximately 229 million common shares issued and outstanding in the capital of the Corporation and following the proposed share consolidation (without taking into account the shares issuable pursuant to the special warrant financing), there will be approximately 22.9 million common shares issued and outstanding. The changes of name and capital are subject to shareholder approval and acceptance for filing by the Toronto Stock Exchange (the "TSX").

In accordance with the policies of the TSX, member approval will also be sought at the meeting for the proposed special warrant financing and an increase in the number of shares reserved under the Corporation's stock option plan.

"David Cohen"

David Cohen, President and CEO

This press release does not constitute an offer to sell securities in the United States. Neither the special warrants offered by Northern Orion described above nor the underlying common shares and warrants have been or will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.

%SEDAR: 00003142E

/For further information: INVESTOR RELATIONS - Vanguard Shareholder Solutions Inc., Tel: (604) 608-0824, 1 866 608-9970, Email: ir(at)vanguardsolutions.ca/

(NNO.)

CO: Northern Orion Explorations Ltd.

CNW 11:21e 29-MAY-03

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Northern Orion announces Private Placement pricing and Underwriting Agreement for up to US$80 million

VANCOUVER, May 16 /CNW/ - Northern Orion (the "Company" or "NNO") is pleased to announce that it has signed an underwriting agreement with respect to the previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. issuing US$65 million of Special Warrants subject to a US$15 million over-allotment option subject to shareholder and regulatory approvals and other third party consents.

The issue consists of approximately 683 million units of the Company at $0.13 per unit, each unit consisting of one common share and 1/2 warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for a period of up to five years.

Proceeds of the private placement will be used to fund the previously announced purchase of the 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million with Wheaton River Minerals Ltd ("WRM"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price, such deferred amount bearing interest at LIBOR + 2%. On closing, NNO and WRM will each acquire from Rio Algom a net 12.5% interest in Alumbrera.

The acquisition of 12.5% of Alumbrera moves NNO directly into the mid-tier copper production ranks. As a result of the low operating costs and mature nature of the Alumbrera operation, NNO expects to benefit from a substantial cash flow stream over the next 10 years. This cash could be applied to bringing Agua Rica into production without further equity dilution.

NNO will add reserves of 523 million pounds of copper and 887,000 ounces of gold from Alumbrera to its substantial copper and gold resource base.

In conjunction with the 12.5% interest in the Alumbrera copper-gold mine purchased by the Company, NNO owns 100% of Agua Rica, located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

/NOT FOR DISTRIBUTION IN U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Neither any securities that may be offered by Northern Orion in any future financing nor the Northern Orion securities being sold by Miramar will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available.

David Cohen, President and CEO
info(at)northernorion.com

%SEDAR: 00003142E

/For further information: INVESTOR RELATIONS - Vanguard Shareholder Solutions Inc., Tel: (604) 608-0824, 1-866-608-9970, Email: ir(at)vanguardsolutions.ca/
(NNO.)

CO: Northern Orion Explorations Ltd.

CNW 19:00e 16-MAY-03



press release

ENDEAVOUR MINING CLOSES LOAN FACILITY

TSX Venture Exchange: EDV **May 12, 2003**

George Town, May 12, 2003 Endeavour Mining Capital Corp. ("Endeavour") is pleased to announce the closing of a US$3 million convertible term loan facility provided to Northern Orion Explorations Ltd. ("Northern Orion") (TSX:NNO) to partially fund Northern Orion's acquisition from BHP Minerals International Exploration Inc. of its 72% interest in the Agua Rica copper-gold-molybdenum project in Argentina.

Endeavour has the right to convert all or part of the principal amount of the loan into common shares of Northern Orion at a price of Cdn 20 cents per share. At closing of the loan facility, Northern Orion issued warrants to Endeavour to purchase 2,000,000 common shares of Northern Orion at a price of Cdn 15 cents per share.

Prior to the closing of the loan facility, Endeavour owned 3,500,000 common shares and 4,500,000 warrants to purchase common shares of Northern Orion. If Endeavour exercises its right to convert all of the principal amount of the loan into Northern Orion common shares and exercises all of the warrants currently owned by it, Endeavour would then own 31,000,000 common shares of Northern Orion which would, if no other common shares are issued by Northern Orion, represent approximately 12.1% of the issued and outstanding common shares of Northern Orion.

The common shares of Northern Orion are being acquired by Endeavour solely for investment purposes.

Endeavour Mining Capital Corp. is a publicly traded mining merchant banking company. The Corporation, established in the Cayman Islands, has its shares listed on the TSX Venture Exchange in Canada. We provide finance to mining companies to fund their project development, strategic initiatives, and growth.

ENDEAVOUR MINING CAPITAL CORP.
P.O. Box 1087 GT, Third Floor,Global Life Building, North Church Street, George Town, Grand Cayman, B.W.I.
Tel: 345 946 7603 Fax: 345 946 7604
www.endeavourminingcapital.com

For additional information, please visit our corporate website, www.endeavourminingcapital.com.

On behalf of Endeavour Mining Capital Corp.

"Bill Koutsouras"
Chief Financial Officer, Director & Secretary

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For additional information, contact:

Vanguard Shareholder Solutions
1-866-801-0779 (Canada)

Bill Koutsouras
(345) 946- 7603 (International)
email: investor@endeavour.com.ky

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Northern Orion Closes Agua Rica Acquisition

NNO - TSX

VANCOUVER, May 9 /CNW/ - Northern Orion Explorations Ltd (TSX: NNO) ("Northern Orion") is pleased to announce the closing of its acquisition from BHP Minerals International Exploration Inc ("BHP Billiton") of their 72% interest in the Agua Rica copper-gold-molybdenum project in Argentina. Northern Orion now owns 100% of the Agua Rica project.

The BHP Billiton interest was purchased for US$3.6 million paid on the closing date, with a further payment of US$9.0 million to be paid on or before 30 June 2005. Northern Orion has drawn on its previously announced US$3 million convertible term loan from Endeavour Mining Capital Corp (TSXV: EDV) to fund a portion of the initial payment to BHP Billiton.

Northern Orion is currently focused on completing its previously announced acquisition of a 12.5% interest of the Bajo de la Alumbrera copper-gold mine in Argentina. This transaction is expected to close by June 23, 2003. The Alumbrera operations are located approximately 34km west of the Agua Rica project.

With the Agua Rica and Alumbrera transactions, Northern Orion intends to position itself as a leading mid-tier copper production and development company. Northern Orion is focused on maximizing the economic potential of its assets and is actively assessing a number of other potential opportunities that could provide the basis for continued growth.

David Cohen, President and CEO
Northern Orion Explorations Ltd.

%SEDAR: 00003142E

/For further information: Investor Relations: Vanguard Shareholder Solutions Inc., Tel: 1-866-608-9970, Email: ir(at)vanguardsolutions.ca/
(NNO.)

CO: Northern Orion Explorations Ltd.

CNW 12:38e 09-MAY-03